OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (**EXHIBIT** A TO FORM C)

MicroGen Vet LLC

1108 Woodland Rd
Pittsburgh, PA 15237



wvw.microgenvet.com

MicroGen Vet

1,111 Units of Class B Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the offering, nor does it pass upon the acuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 118,888 Class B Units ($1,069,992)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 1,111 Class B Units ($9,999)

Company	MicroGen Vet LLC
Corporate Address	1108 Woodland Rd, Pittsburgh PA 15237
Description of Business	MicroGen Vet brings what we believe to be the most advanced microbial diagnostic services available from MicroGen DX, the leader in human Next Generation Sequencing, to the world of Veterinary medicine on an exclusive basis to significantly improve animal health outcomes.
Type of Security Offered	Class B Units (the "Shares", or the "Securities")
Purchase Price of **Security Offered**	$9.00
Minimum Investment Amount (per investor)	$450

The 10% Bonus for StartEngine Shareholders

MicroGen Vet LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Units at $9/ unit, you will receive 1 Class B Bonus Units, meaning you'll own 11 units for $90. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole units.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

MicroGen Vet LLC was formed to provide veterinary doctors with what we believe is the most advanced DNA-based microbial testing available, utilizing Next Generation Sequencing technologies for microbe detection and identification. We believe this technology goes far beyond conventional culture growth and analysis and conventional and quantitative PCR as demonstrated in human healthcare markets by the market leader, MicroGen DX, over nine years and more than 300,000 successful tests to date. MicroGen Vet is the **EXCLUSIVE** re-seller of these services to global veterinary health markets (including equine, small animal and livestock) and is extremely well positioned to rapidly become the gold standard for veterinary diagnostic testing. There is no common ownership or control between MicroGen DX and MicroGen Vet. They are separate business entities.

Sales, Supply Chain, & Customer Base

The veterinary healthcare markets are well served through existing and developing distribution channels. Traditional distributors such as MWI Animal Health, Henry Schein, Patterson, Midwest and many others carry product inventory from a wide range of product suppliers and educate their extensive sales teams in the high level value propositions of each. Veterinary practices and hospitals routinely meet with distributor sales reps for consolidated ordering to meet their needs as well as to understand new offerings and trends in the marketplace. Most veterinary practices and hospitals commonly purchase from multiple distributors. More recently, innovative online re-sellers have emerged, such as VetCove, that provide more 'Amazon'-like features and benefits to veterinarians - ultimately lowering costs of products and services purchased in exchange for reduced convenience of dedicated inventory and direct sales representative interface.

MicroGen Vet has already secured a position with market-leading MWI Animal Health for traditional distribution of its services and VetCove for innovative re-selling. The business process is simplified since MicroGen Vet sells a diagnostic sampling kit (4 in. x 6 in box with various common sampling containers included) that veterinarians use to collect samples (blood, urine, tissue, etc). A veterinarian then completes a diagnostic test order form and includes with the sample, seals the box and gives it to

FedEx for rapid delivery to the MicroGen DX laboratory in Texas (shipping is included in the cost of the kit). The lab will electronically return initial PCR diagnostic results in 24 hours and more in-depth Next Generation Sequencing results in 3-4 business days.

MicroGen Vet processes orders from MWI and other traditional distributors by ordering kits direct from MicroGen DX. These kits are differentiated with a MicroGen Vet logo and order number and are sent directly by MicroGen DX to the distributor's designated warehouse address. For VetCove, MicroGen Vet will actually purchase kits from MicroGen DX and will then send them directly to the purchasing veterinary practice.

This supply chain approach greatly limits the size of MicroGen Vet's direct sales force that is required to influence veterinary practices to purchase its services. The business will initially focus on marketing initiatives (website, social media, trade shows) and market education (clinical trials and grand rounds teaching sessions with 30 major research universities in the United States). The company will utilize existing scientific advisory agreements with market leading clinicians to provide insight and to deliver these marketing initiatives. Direct staff will be hired primarily to facilitate regional sales and supply chain efforts to maximize growth in sales.

The customer base of MicroGen Vet ultimately consists of veterinary practices (we estimate more than 35,000 in the USA), veterinary 24/7 hospitals (estimated at 5,000 in USA) and major research universities (30 are accredited in USA as per AVMA). Profiling of these practices varies based on market focus - equine, small animal or livestock- which means MicroGen Vet's value proposition and messaging must be precise to each. By providing specific and accurate identification of existing bacterial and fungal microbes in an infection, veterinarians can develop more targeted and effective treatment protocols which results in significantly improved animal health outcomes.

Superior Diagnostics -> Targeted Treatments -> Improved Outcomes

Competition

There are emerging NGS services and solutions emerging for the veterinary market in the United States today. Two large diagnostic companies own a majority of the veterinary traditional diagnostics market today and each relies on its own direct sales force to maintain market positions. Neither has indicated any strategy that we have seen to develop or incorporate Next Generation Sequencing capabilities (due to the prohibitive cost of doing so and existing market position). We believe either may become a potential exit strategy for MicroGen Vet as we capture significant market share with this new diagnostic innovation.

Liabilities and litigation

The company has no existing litigation or outstanding liabilities.

The team

Officers and directors

| Kurt Dombkowski | Founder, CEO, Managing Member |
| Raymond Ramey | Founder, COO, Managing Member |

Kurt Dombkowski

Animal Wound Care World Wide - Founder, CEO - 2014 - 2017 Kurt Dombkowski, MBA, is an award-winning sales executive who has a record of capturing market share by developing loyal relationships with market influencers since 2001. He is a well-respected thought leader for directing strategic initiatives, for his superior industry knowledge and competitive product insight. Kurt has over 17 years of sales and brand management experience as a talented director and mentor from his career with Novartis Pharmaceuticals. He has a deep understanding of Cardiovascular and Diabetes Disease State Management earned from his training in conjunction with the Joslin Diabetes Center at the Harvard Medical School. In 2010 Kurt shifted his focus to Wound Care and Infectious Disease management as the Northeast Director with Pioneer Therapeutics. During his time with Pioneer he built key relationships with industry thought leaders, including; the University of Pittsburgh Medical Center's Wound Value and Analysis Team; Dr William Costerton, Director of the Biofilm Research Center for Genomic Sciences at Allegheny Health Network; and Dr Joseph Cacchione, Chairman of Operations and Strategy at the Cleveland Clinic and current President of Ascension Medical Group, the largest non-profit health system in the US. As full time CEO and Managing Member of MicroGen Vet since September 2017, Kurt leverages his extensive knowledge of Wound Care and Biofilm management and relationships build from Animal Wound Care WW to provide business strategy and to oversee sales channel development for the business.

Raymond Ramey

PhotoPhage Systems LLC - Founder, President 2016 - > Medical diagnostic unit research & development HCC Lens LLC - Founder & President, 2015 - 2017 > Medicare reimbursement software platform Avnet Government Solutions (subsidiary of Avnet Inc.) - General Manager 2012 - 2015) > Public Sector Division for market leading Information Tech product & services distributor Mr. Ramey facilitated the acquisition of Pepperweed Consulting by a publicly traded IT distribution conglomerate. (Fortune 108; $28B annual revenue) in July 2012. Following the acquisition, Mr. Ramey built and ran the company's public sector business and was responsible for business and operational performance of the $850Million/year revenue organization. Ray is an accomplished business executive with a proven track record in finance, strategy, sales, marketing, and operations. Successful business outcomes in diverse industries, geographies and technology markets have been delivered through leadership and ownership roles in both small and large organizations. He is a relationship builder with a record of negotiating complex business relationships and mutually beneficial strategic alliances throughout his career and has been a founder or partner in several startup business ventures resulting in successful exits. As full time VP of Operations and Managing Member for MicroGen Vet since September 2017, Ray provides business acumen and operational skills to develop and drive overall business and operational systems and partnerships. He is responsible for corporate governance and regulatory compliance and oversees funding and investor communications. Mr. Ramey provides ongoing part time advisory services to PhotoPhage Systems (5-10 hrs/week). These services will wind down by the end of 2018.

Number of Employees: 10

Related party transactions

The company has accepted $60k in cash from its founder, Mr. Ramey, in support of capital funding efforts in return for promissory notes issued by the company.


RISK FACTORS


These are the principal risks that relate to the company and its business:

- **Uncertainty of Projections**. To the extent we have provided any projections, they do not necessarily comply with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Any such projections are based upon a variety of assumptions and, though considered reasonable by the Company, may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. The assumptions upon which the projections (if any) are based have been described and the investor should carefully review the assumptions. In the event that one or more of the assumptions proves incorrect, the Company's ability to meet the projections (if any) could be materially affected. Furthermore, even if all assumptions proved correct, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown.
- **Minimal Prior Business History** As a start-up business, the Company has no prior business history and investment in an early-stage business is much riskier than an investment in an established business with an operating history. The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly when operating in emerging markets.
- **Anticipation of Future Losses.** Services Subject To Market Acceptance. Because the market for the Company's services is new and evolving, it is difficult to predict the size of the market and growth rate, if any. There can be no assurance that the market for the Company's' products will develop or that demand for the Company's products will emerge or become sustainable. If a market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business results of operations and financial condition will be materially adversely affected.
- **Services Subject To Market Acceptance.** Because the market for the Company's services is new and evolving, it is difficult to predict the size of the market and growth rate, if any. There can be no assurance that the market for the Company's

products will develop or that demand for the Company's products will emerge or become sustainable. If a market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's' business results of operations and financial condition will be materially adversely affected.

- **Potential Fluctuations in Results.** The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include general economic conditions such as a recession and specific economic conditions in the Company's industry or with respect to the Company, such as capital expenditures and other costs relating to the expansion of operations, the introduction of new products or services by the Company or their competitors, the mix of products and services sold, the channels through which those services are sold, or pricing changes. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing or marketing decisions that could have a material adverse effect on the Company's business, results of operations and financial condition.

- **No Representation of Investors.** No independent opinion on behalf of prospective investors regarding the fairness of terms of the investment has been obtained by the Company. A prospective investor must rely on the disclosures provided by the Company and on the investor's business and investment backgrounds and experience and any advisors it engages as the basis for investment decisions.

- **Expected Competition.** The markets for the products arising out of the Company's services are all highly competitive. While there are certain barriers to entry, the Company expects that competitors are expected to enter the markets, some of which may compete directly with the Company for market share with similar products and services. The Company's existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's competitors will not develop services or products that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

- **Dependence on Key Personnel.** The Company will be dependent upon the efforts of its management and scientific and advisory teams, as constituted from time to time. The Company does not currently have in place key person life insurance policies any individual. The loss of a key team member's services could have a material adverse effect on the business, results of operations and/ or financial condition of the Company. The Company's future success also depends on its ability to identify, hire, train and retain other highly qualified technical, marketing and managerial personnel. There can be no assurance that the Company will be able to attract, hire, assimilate or retain other highly qualified personnel in the future. The inability to attract, hire, assimilate or retain the necessary personnel could have a material adverse effect upon the Company's business, results of operations and/or financial condition.

- **No Public Market for Securities.** No public market exists at the present time for any Equity Security of the Company, and none is expected to develop unless a public offering is made of one or more such Securities. There is no assurance that any such public offering will be made or, if made, that any or all of the equity will be registered incident thereto. Accordingly, an investor must be prepared to bear the economic risk of an investment for an indefinite period of time.
- **Management of Growth.** The Company's ability to implement its business strategy in an emerging market requires effective planning and management oversight. The Company anticipated future operations will place a significant strain on their management and resources. To manage expected growth of its operations and personnel, the Company will be required to adopt and constantly improve operational and financial systems, procedures and controls, and to hire, train and manage a limited employee base on a timely basis. The Company will need to hire and retain highly skilled personnel to manage its expected growth, as described above. There can be no assurance that the Company have made adequate allowances for the costs and risks associated with this expansion and transition, that the Company's systems, procedures or controls will be adequate to support the Company's operations, or that the Company's management will be able to achieve the rapid execution necessary to successfully the Company's products and services. Any inability to manage its growth effectively could have a material adverse effect on the Company's business.
- **Tax Matters.** A potential investor should retain appropriate professional advice regarding the tax, legal and financial merits and consequences, including tax consequences, of an investment in the Securities in a limited liability company taxed as a partnership.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Kurt Dombkowski, 54.27% ownership, Class A Units
- Raymond E. Ramey, 34.63% ownership, Class A Units

Classes of securities

- **Class A Units: 500,000**

  Voting Rights (of this security)

  The holders of Class A Units of the Company's equity, no par value per unit, are entitled to one vote for each unit held of record on all matters submitted to a vote of the members.

  Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred units, holders of Class A Units are entitled to receive ratably such distributions as may be declared by the Board out of funds legally available therefore as well as any distribution to the members. The payment of distributions will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid distributions and does not intend to pay distributions in the foreseeable future, which means that members may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Units are subject to and may be adversely affected by the rights of the holders of units of our Class B Units and any additional classes of preferred unit that we may designate in the future.

The Company will distribute K-ls to all members in accordance with the terms of the Operating Agreement and as required by law.

- **Class B Units: 24,912**

Voting Rights *(of this security)*

The holders of Class B Units of the Company's equity, no par value per unit, are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred units, holders of Class B Units are entitled to receive ratably such distributions as may be declared by the Board out of funds legally available as well as any distribution to the members. The payment of distributions will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid distributions and does not intend to pay distributions in the foreseeable future, which means that members may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

The Company will distribute K-ls to all members in accordance with the terms of the Operating Agreement and as required by law.

- **Class C Units: 0**

Voting Rights *(of this security)*

The holders of Class C Units of the Company's equity, no par value per unit, are not entitled to vote on any matter except as required under applicable law. The Class C Units will be issued by the Company to certain employees, consultants and other individuals to reward and incentivize them. The Class C Units will be issued in accordance with the terms and provisions of specific incentive plans or award agreements as the Company may adopt from time to time and holders of Class C Units will have, and be subject to, such rights, limitations, privileges and obligations as set forth in such plans and agreements.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred units, holders of Class C Units are entitled to receive ratably such distributions as may be declared by the Board out of funds legally available therefore as well as any distribution to the members. The payment of distributions will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid distributions and does not intend to pay distributions in the foreseeable future, which means that members may not receive any return on their investment from distributions.

Rights and Preferences

The rights, preferences and privileges of the holders of Class C Units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of company interests, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of units, company repurchases of units, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor;

- To a member of the family of the purchaser or the equivalent; and
- To a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

The business started operations in late 2017 with a focus on gaining market feedback from customer/vendor/partner discussions. We were pleased to find that there was a high level of interest in our offering and a significant need given the shortcomings of currently available diagnostics.

A major distributor, MWI Animal Health, immediately indicated interest in carrying our services and we entered into a distribution agreement with them in February 2018. Another leading distribution partner, Henry Schein (merged with Vets First Choice to form Covetrus in 2019), expressed interest in our business and we subsequently entered into a distribution agreement with them in September 2018.

Clinical trials are in discussion or underway with well-known veterinary customers and universities and educational sessions have been successfully held with Colorado State Veterinary University, Virginia Tech, Texas A&M and the University of California Davis.

We engaged a strong third party marketing and communications firm, Hawke Media, in order to outsource branding, website and social media work in order to accelerate market recognition of MicroGen Vet and to raise awareness of our offering.

Primarily, our working capital has been spent on developing brand awareness, channel partners, scientific advisors and marketing assets.

Cost of Goods Sold (COGs)

We anticipate COGs for sales commissions and services through MicroGen DX to be reduced as volume increases and performance-based incentive programs are implemented in lieu of straight sales commission programs. In 2018, COGs were 71.5% of revenue.

Gross margins

In 2018, gross margins as a percentage of revenue were 28.5%. Pricing from MicroGen DX is fixed for their services but pricing is subject to annual negotiation. We anticipate better pricing as volume grows but have not factored this into our projections at this point.

Expenses

Operating expenses will primarily be divided between marketing expense (shows, website & social media, advertising, etc.) and sales, general and administrative (SG&A) labor and related expense (payroll, benefits, travel, etc.). Regional Sales teams will be added beginning in 2019 as additional capital is raise in order to accelerate revenues and will primarily drive expense growth in this area.

Working Capital & Liquidity

We have sufficient working capital and access to additional private equity investment to be raised through Rule 506(c) of the Securities Act to continue operations of the business into 2019. Hiring of additional key regional sales teams to accelerate growth will be dependent upon the level of funding secured in additional capital rounds. Management is seeking to raise an additional $1Million for working capital needs in 2019 and 2020.

Financial Milestones

The company is investing for rapid expansion of its brand and services in targeted markets. 2018 revenue was $49k and the company forecasts for 2019 and 2020 revenue to be $500k and $4.9 million with operating profit projections of ($200k) and ($100k) respectively, and believes the company will generate positive cash flow beginning in mid to late 2020. The lack of sufficient growth capital has delayed the company in its ability to hire regional sales teams required to drive revenue growth.

Business milestones achieved and projected include:

- **Adopted by leading U.S. distributors in 2018 and 2019** (each distributor has several inside sales call centers with dozens of inside sales reps working to create interest and several regional field sales teams with dozens of field reps who call on our target customers every week. Having these distributors adopt our services is key to opening up significant channels and to driving significant sales.
    - 2018:
        - MWI Animal Health distribution agreement signed Feb 2018.
        - Henry Schein Animal Health distribution agreement signed Sep 2018
        - Miller Veterinary Supply East distribution agreement signed Sep 2018

- 2019:
  - Patterson Veterinary (Q4)
  - Midwest Vet Supply (Q4)
- The onboarding process for each involves sales training for their staff and sales support efforts (inside and field) and takes, on average, 6 months to complete in order to ramp up sales

- **Ability to hire channel & sales teams along with key support staff** is a critical component to the rate of growth of the business. MicroGen Vet will highly leverage its teams across the distribution channel sales organizations but the ability to influence our distribution partners will be tied to our ability to gain share of mind and to maintain relationships. In turn, our ability to hire regional sales managers and distribution channel directors will be key to the rate of growth.
  - 2018 – no additional hires were made
  - 2019 planned hires: Regional Sales Managers (2)
  - 2020 planned hires: Direct Sales Reps(2)

- **Meet agreed milestones to maintain exclusivity** is a critical requirement for the organization. Very reasonable annual milestones have been agreed in the exclusivity agreement with MicroGen DX to ensure ongoing growth of the business and resulting NGS tests through their laboratory. The following milestones have been set (and can be waived by MicroGen DX at their sole discretion if MicroGen Vet comes up short for some reason):

  - 2019: $250,000 in MicroGen Vet revenues achieved by April 1, 2019 (falling short due to capitalization challenges –MicroGen DX has agreed to waive and restructure milestones going forward based on funding achieved.)

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations beyond 2019. If the company is successful in raising $1Million in 2019, we do not anticipate the need for additional capital to be raised under crowdfunding offerings, equity or debt issuance, or any other method available to the company. The company will adjust its rate of staffing and marketing expenses to align with the final cash raised and anticipates continued operation.

Indebtedness

The company has not had any material terms of indebtedness.

2018 offerings of securities

Regulation D, 10204 Class B Units. Use of proceeds: Proceeds have been used for operations, marketing and sales, trade shows, product samples and website development received on the following dates:

- 2017-12-15
- 2018-03-15
- 2019-03-28
- 2019-10-01
- 2019-12-11

Current Valuation - $5,326,000.00

We have not undertaken any efforts to produce an independent valuation of the Company. The price of the units merely reflects the opinion of the Company as to what would be fair market value based on its exclusive rights to resell the services from MicroGen DX to veterinary markets worldwide.

USE OF 2018 CROWDFUNDING PROCEEDS

	2018 Crowdfunding Uses
Total Net Proceeds:	$51,390
Use of Net Proceeds:	
Marketing	$25,000
Travel	$2,500
Sales & Administrative	$17,890
Corporate Expense	$5,000
Business Systems	$1,000
Total Use of Net Proceeds	**$51,390**

Irregular Use of Proceeds

The Company may incur Irregular Use of Proceeds that may include but are not limited to the following: over $10,000 vendor payments and salary made to managing members; and expenses labeled "Travel and Entertainment".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company, its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available to its members on request by sending an email request to reramey@microgenvet.com. Annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
MicroGen Vet LLC

[See attached]

MICROGEN VET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017



Lally&Co.

CPAs and Business Advisors

MICROGEN VET, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

CONTENTS



Lally&Co.

CPAs and Business Advisors

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
  MicroGen Vet, LLC
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of **MicroGen Vet LLC**, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in members' equity, and cash flows for the periods ending December 31, 2018 and September 13, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based upon our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.

Lally & Co., LLC

Pittsburgh, Pennsylvania
April 26, 2019

MICROGEN VET, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
Current Assets		
Cash	$ 59,375	$ 19,875
Accounts Receivable	5,093	2,595
Total Assets	$ 64,468	$ 22,470
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts Payable and Accrued Expenses	$ 17,704	$ 555
Note Payable - Related Party	60,000	-
Total Liabilities	77,704	555
Members' Equity (Deficit)	(13,236)	21,915
Total Liabilities and Members' Equity	$ 64,468	$ 22,470

See independent accountants' review report and accompanying notes.

MICROGEN VET, LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018 AND FOR THE PERIOD
SEPTEMBER 13, 2017 (INCEPTION) TO DECEMBER 31, 2017

	2018	2017
Sales	$ 49,011	$ 2,595
Operating Expenses	(291,820)	(25,680)
Operating Loss	(242,809)	(23,085)
Other Income (Expense)		
Interest Expense	(232)	-
Net Loss	$ (243,041)	$ (23,085)

See independent accountants' review report and accompanying notes.

3

MICROGEN VET, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018 AND FOR THE PERIOD
SEPTEMBER 13, 2017 (INCEPTION) TO DECEMBER 31, 2017

| | Series A | | Series B | | Total |
	Member Units	Members' Equity	Member Units	Members' Equity	Members' Equity
Beginning Balance, September 13, 2017	-	$ -	-	$ -	$ -
Member Capital Contributions	500,000	-	7,653	45,000	45,000
Net Loss	-	(22,980)	-	(105)	(23,085)
Balance - December 31, 2017	500,000	$ (22,980)	7,653	$ 44,895	$ 21,915
Member Capital Contributions	-	-	27,251	207,890	207,890
Net Loss	-	10,273	-	(253,314)	(243,041)
Balance - December 31, 2018	500,000	$ (12,707)	34,904	$ (529)	$ (13,236)

See independent accountants' review report and accompanying notes.

MICROGEN VET, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018 AND FOR THE PERIOD
SEPTEMBER 13, 2017 (INCEPTION) TO DECEMBER 31, 2017

	2018	2017
OPERATING ACTIVITIES		
Net Loss	$ (243,041)	$ (23,085)
Changes In		
Accounts Receivable	(2,498)	(2,595)
Accounts Payable and Accrued Expenses	17,149	555
Net Cash From Operating Activities	(228,390)	(25,125)
FINANCING ACTIVITIES		
Borrowings from Related Party	60,000	-
Contributed Capital	207,890	45,000
Net Cash From Financing Activities	267,890	45,000
Net Increase in Cash	39,500	19,875
Cash - Beginning	19,875	-
Cash - Ending	$ 59,375	$ 19,875

1 - ORGANIZATION

MicroGen Vet, LLC ("Company") was formed in September 2017 and was organized as a limited liability company under the laws of the State of Delaware. As a limited liability company, the members are not liable for obligations of the Company.

MicroGen Vet, LLC markets and sells third-party veterinary testing services for non-human specimens through distributors in certain geographic markets located in the continental United States. The Company is headquartered in Pittsburgh, Pennsylvania.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts at a financial institution located in Southwestern Pennsylvania. Accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the Company's cash balances may exceed the FDIC insured limit. The Company has not experienced any losses in such accounts.

Advertising

Advertising, rebranding, promotional and marketing costs are charged to operations when the advertisement or promotion takes place. Advertising and promotional expense was approximately $20,000 in 2018 and $10,000 in 2017, and is included in the accompanying statements of income and retained earnings under the caption "Operating Expenses."

Stock-Based Compensation

The Company follows the provisions of FASB ASC topic on Stock Compensation for stock-based compensation payments awarded to employees. This statement requires compensation expense to be measured based on the estimated fair value to the stock-based awards and recognized in income on a straight-line basis over the requisite service period, which is generally the vesting period or the period of forfeiture lapse.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Pending Accounting Pronouncements

Revenue from Contracts with Customers (ASC 606)

The FASB has issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current GAAP and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Non-public entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.

3 - NOTES PAYABLE – RELATED PARTY

During 2018, the Company received proceeds of $60,000 on various notes payable to an individual. The notes call for interest on the unpaid balance of 6% per year payable upon maturity of the note. The note has no collateral, and the note is expected to be paid in full by December 31, 2019. The note terms provide for conversion, at a specified conversion formula per unit, to member units upon the event of certain specified transactions or voluntarily at this holder's discretion. The outstanding balance at December 31, 2018 was $60,000, and accrued and unpaid interest was approximately $200 at December 31, 2018.

4 - SHARE-BASED COMPENSATION

The Company adopted a common unit option incentive plan ("Plan") to attract and retain individuals who contribute to the Company's success by giving them the opportunity to acquire a proprietary interest in the Company. The Plan provides that the number of common unit options which may be granted under this Plan will be 50,000 units. The Company's members are entitled to select the eligible individuals to whom such common unit options may be granted, including employees, consultants, and non-employee managers. Under the terms of the Plan, grant awards provide for an option exercising period of no more than ten (10) years, and the payment amount upon exercise of a unit is based upon the fair value of the Company's common units on the option grant date. The Company's granted options vest in two (2) equal annual installments beginning in September 2019.

Options Granted

As permitted by FASB ASC Topic on Stock Compensation, the Company accounts for these types of arrangements using the fair value method. The fair value of these transactions was estimated on the date of grant using the Black-Scholes option pricing model. Using the Black-Scholes option pricing model, management has determined that the options issued in 2018 have a calculated value of $.01 per share. No compensation cost was recognized in 2018.

Plan Status

Following is a summary of the Plan during 2018:

	Outstanding	Non-Vested	Weighted Average Grant Date Fair Value	
Unit Options at January 1, 2018	-	-	$	-
Granted	10,000	10,000	$	-
Exercised	-	-	$	-
Forfeited	-	-	$	-
Unit Options at December 31, 2018	10,000	10,000	$	-
Unit Options Exercisable at December 31, 2018	-	-	$	-

5 - SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2018 and through April 26, 2019, the date the financial statements were available to be issued.

Through April 26, 2019, additional capital contributions of $10,000 were accepted by the Company.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MicroGen Vet is pending StartEngine Approl()

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MicroGen Vet
DNA Based Microbial Diagnostic Service

Small/OR   Pittsburgh, PA   HealthTech
Accepting International Investment

Overview   Team   Terms   Updates   Comments

The Most Advanced Microbial Diagnostic Services We Know Of In The Veterinary Marketplace





Invest: n **MicroGen Vet**

For more than 100 years, veterinarians have been forced to rely on slow and unreliable traditional culturing diagnostics of the past. whereas human diagnostic technology has taken a giant step forward. MicroGen Vet is here to change that. We will bring DNA-based Next Generation Sequencing (NGS) diagnostics to the veterinary marketplace as the <u>exclusive reseller</u> of MicroGen DX diagnostic services.

MicroGen DX is the market leader in providing this cutting edge technology to the human diagnostics market **- with over 9 years in operation and 300K tests run on human patients.**(Source **) Now, it 's time for veterinarians to benefit from this technology.** We bring accurate, quick, and affordable NGS testing services directly from MicroGen DX's laboratories, meaning we're able to immediately fold into the already high volume of human tests, keeping costs low.

We're the exclusive reseller of this technology that is changing the way vets diagnose their patients . As the understanding of biofilms grows, the need for accurate identification of *all* microbes in an infection is becoming more and more critical. Veterinary Research Universities have already begun to research the many advantages of this technology.

In fact, MicroGen Vet is already supporting clinical trials on over 200 horses with both the Rood & Riddle Equine Hospital and Colorado State University's Equine Reproductive Laboratory . Our plan is to make inroads in the U.S. equine and small-animal markets, and then expand to exotic/zoo and livestock markets, and then to grow into international veterinary markets for each.

Invest In MicroGen Vet: *Let's Bring Advanced Next Generation Sequencing Into The Veterinary Marketplace*

The Offering

Investment

$9 .00/Class B Unit | When you invest you are betting MicroGen Vet's future value will exceed $5.7 M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus .

*For details on the bonus, please see the **Offering Summary** below.*

Superior Diagnostics. Targeted Treatments. Better Outcomes.

We're Uniquely Positioned To Bring Proven Advanced Technology To The Veterinary Diagnostics Marketplace

We're the exclusive reseller of Next Generation Sequencing services from the leader in human healthcare: MicroGen DX. This technology is already proven to work with humans: with over 300K tests run to date. And, we believe growth in the veterinary market will be rapid due to industry purchasing standards and more limited impact of regulations for billing and health care in the world of veterinary medicine.

We're bringing cutting edge technology to the veterinary marketplace, which has been stagnant in the use of traditional culturing for over 100 years. Culturing in this market is ineffective and far out of date given today's DNA-based diagnostic capabilities.

80%* of infections are biofilm related.

National Institutes of Health

Only 1%* of known microbes grow under today's culturing diagnostic tools.

J.W Costerton

Center for Genomic Sciences

30-35 %* of cultures show no growth.

**Dr Michael Walters, DO Urologist, Foley AL*

Antibiotic resistant bacteria are arising from overuse of broad spectrum antibiotics.*

Centers for Disease Control

"MicroGen DX's biofilmatic approach with advanced DNA technology will be the future of how we diagnose and treat chronic infections in the veterinary marketplace."

Dr. Bimbo Welker

Director of Ohio State University Large Animal Services



The Veterinary Market Is Ready

- There are **fewer regulation and billing requirements** in the vet market than the human market - this means rapid growth for us.
- The barrier to entry is high and **price competitiveness only comes with high testing volume,** which we have with MicroGen DX.
- **Market education is straightforward** through clinical trials and grandround sessions with leading Veterinary Research Universities.
- **Simplified test acquisition** is made possible through existing veterinary distribution and channel partners, which also simplifies the operational model for MicroGen Vet.
- Our Investment dollars will primarily fuel **market education** efforts and the creation of **regional sales and channel teams** to drive growth through our business partners.
- **Focused efforts** in the U.S. equine and small animal veterinary health markets with expansion to exotic/zoo and livestock markets followed with geographical expansion beyond U.S. markets will lead to sustained growth for the business

MicroGen Vet Is Poised For Success

- **UNIQUE:** Next Generation Sequencing (NGS) is the next step beyond Traditional Culture Testing.
- **NECESSARY:** We estimate that over 40 million cultures are performed each year in our targeted markets.

Our Method Is Efficient

- MicroGenDX provides NGS diagnostics as a service. Sample kits are purchased through distribution or online resellers and **samples are simply overnighted to labs for testing.**
- A Level 1 PCR panel report is provided to customer **within 24 hrs.** It

- **EXCLUSIVITY:** MicroGen DX provides NGS diagnostic services exclusively for MicroGen Vet customers in global veterinary markets.

identifies bacteria load, presence of common microbes & antibiotic resistance genes.
- The Level 2 NGS report is provided to customer within **3-4 days.** It identifies every microbe present, along with a list of common antibiotics used for identified microbes.
- We're able to **keep costs low** by merging with the high volume of MicroGen DX tests through the same laboratories (DNA is DNA)

Why Next Generation Sequencing?

To understand how NGS is changing the veterinary marketplace, you need only look at how far advanced it is compared to traditional culturing, which dominates diagnostic testing still used across the country by vets today. NGS technology is far superior, and we believe it will change the industry.

Traditional Cultures

- **FRAGILE:** Samples must follow strict guidelines of being at the lab within 2 hours - and they must be kept at room temperature
- **UNRELIABLE:** Cultures have a high incidence of returning results as "no growth" because less than 1% of known microbes will grow in traditional cultures
- **LENGTHY PROCESS:** Can take 20 days for results

Next Generation Sequencing

- **STABLE:** Samples are not effected by time and temperature
- **ACCURATE:** We extract microbial DNA directly from the source (rather than growing it - like traditional cultures). This is similar to finger printing at a crime scene
- **QUICK RESULTS:** Results within 3-5 days with 99.9% accuracy
- **ANTIBIOTIC RESISTANCE DETECTION:** Additionally, we're able to detect antibiotic resistance genes for 8 antibiotic classes and deliver associated antibiotics information sheet for each patient.

Our Marketplace

Chronic infections and biofilm education will initially be the focus of the business. We believe that the Total Attainable Market for sales of NGS services is estimated at:
- 5-10 Million tests/year
- $1 Billion to $2.1 Billion per year

Currently, we are focused initially on equine and small-animal markets but have already received significant interest from national zoos and livestock practitioners. Additionally, **we have been contacted by potential partners in Latin America and Canada,** which represent significant expansion opportunities in 2019 and beyond.

What We've Done So Far

- We initially launched at the AAEP Conference in San Antonio in November 2017 and VMX Conference in Orlando in February 2018.
- Already, MicroGen Vet test kits are distributed through **MWI Animal Health and Miller Vet Supply** and through online reseller **VetCove,** with additional channels under review.
- Clinical Trials are underway at **Rood & Riddle Equine Hospital** and at the **Colorado State University Equine Reproductive Lab,** with several others to come.

We Participated in the Startup Innovation Circle at the VMX Show In February 2018



PRESENTED BY_____

There Are Over **35K* Veterinary Practices** In Existence

Those Practices Order **40M* Cultures Every Year**

30* Veterinary Research Universities Provide Thought Leadership to Markets

*Our best estimate of market size and other characteristics based on American Veterinary Medical Association (NVMA) and other industry sources.

Invest In MicroGen Vet

Join us in bringing this cutting-edge technology to the world of veterinary health.

We've already got an amazing and proven product on our hands, which means the next step is to simply distribute it to a marketplace that will benefit from it greatly. Your investment dollars will primarily go toward fueling market education efforts and for building amazing regional sales teams to drive growth through our business partners.



November 2017

Official Equine Market Launch



February 2018

Innovation Circle - Small Animal Market Launch

March 2018

MWI Animal Health - First distribution agreement signed



April 2018

@)VETCOVE

VetCove - Online reseller agreement signed

May 2018

Colorado State University - First Research University grand rounds







June 2018

Launch on StartEngine

Now YOU can own a part of our company!

Completion of CSU Equine Reproductive Clinical Trial

(Anticipated)

[illegible]

First 1,000 Test Kits Sold

(Anticipated)

Meet Our Team



Kurt Dombkowski

Founder, CEO, Managing Member

AnimalWound CareWorldWide- Founder, CEO-2014-2017 Kurt Dombkowski MBA, is an award-winning sales executive who has a record of capturing market share by developing loyal relationships with market influencers since 2001. He is a well-respected thought leader for directing strategic initiatives, for his superior industry knowledge and competitive product insight. Kurt has over 17 years of sales and brand management experience as a talented director and mentor from his career with Novartis Pharmaceuticals. He has a deep understanding of Cardiovascular and Diabetes Disease



Raymond Ramey

Founder, VP, Managing Member

PhotoPhage Systems LLC-Founder, President 2016-> Medical diagnostic unit research & development.

HCC LensLLC - Founder & President, 2015-2017> Medicare reimbursement software platform.

Avnet Government Solutions (subsidiary of Avnet Inc.) - General Manager 2012-2075) > Public Sector Division for market leading Information Technology product & services distributor. Mr. Ramey facilitated the acquisition of Pepperweed Consulting Avnet, by a publicly traded IT distribution conglomerate, (Fortune 108; $288 annual revenue) in July 2012. Following the acquisition, Mr. Ramey built and

State Management earned from his training in conjunction with Joslin Diabetes Center at the Harvard Medical School. In 2010 Kurt shifted his focus to Wound Care and Infectious Disease management as the Northeast Director with Pioneer Therapeutics. During his rime with Pioneer he built key relationships with industry thought leaders, including; the University of Pittsburgh Medical Center's Wound Value and Analysis Team; Dr William Costerton, Director of the Biofilm Research Center for Genomic Sciences at Allegheny Health Network; and Dr Joseph Cacchione, Chairman of Operations and Strategy ac the Cleveland Clinic and current President of Ascension Medical Group, the largest non-profe health system in the us. As full time CEO and Managing Member of MicroGen Vet since September 2017, Kurt leverages his extensive knowledge of Wound Care and Biofilm management and relationships build from Animal Wound Care WW to provide business strategy and to oversee sales channel development for the business.

ran the company 's public sector business and was responsiblefor businessandoperational performance of the$850Millionlyearrevenueorganization. Ray isan accomplishedbusinessexecutivewitha proventrack record in finance, strategy, sales, marketing, and operations. Successful businessoutcomes indiverse industries, geographiesand technologymarketshave been delivered through leadership and ownership roles in both small and large organizations. He is a relationship builder with a record of negotiating complex business relationships and mutually beneficial strategicalliancesthroughouthiscareerandhasbeena founder or partner inseveral startupbusinessventures resulting in successful exits. As full rime VP of OperationsandManagingMemberfor MicroGenVet since September 2 017, Ray provides businessacumen and operational skills to develop and drive overall businessand operational systemsandpartnerships.He isresponsible for corporategovernance andregulatory compliance and overseesfunding and investor communications. Mr. Ramey provides ongoing part time advisory services to PhotoPhage Systems (5-10 hrs/week). These services will wind down by the end of 2018.



Dr. Bimbo Welker, VMD

Advisor

Dr. Welker is the co-Director of Ohio State University's department for large animal services. The facility is a full service, 24 hour large animal ambulatory and outpatient, urgent care facility. The mission of the operation is to provide services at competitive pricing while teaching students the business and providing an opportunity to practice medicine in a practice setting. He was presented with the Norden Teaching award for his work at the university. Prior to Ohio State University, Dr. Welker was a respected staff surgeon and Surgery Section Chief at Virginia Tech where he was recognized with 11 reaching awards for his leadership. He has also been awarded the Outstanding Speaker Award by the North American Conference and has special areas of interest induding practice & wound management, field anesthesia and practical fluid therapy.



Dr. Stephen Reed, DVM

Advisor

DrReed earned his veterinary degree at The University of Ohio. He then completed aninternshipandresidency at MichiganStateUniversity. Aftera period at Washington State University, he returned to The OhioStateUniversity, retiring from there as a professor emeritus in2007. At thesame time he chose a new career path away from academia and isnowa shareholder and a member of the Internal Medicine ServiceatRoodandRiddleEquine Hospital in Lexington, Kentucky. His special interests include Equine NeurologyandEPMresearch.



Dr. Bonnie Barr, VMD DACVIM

Advisor

Dr. Barrearnedherveterinarydegreeat theUniversity of Pennsylvania. She then completed a one-year internship at Rood andRiddleEquine Hospital anda two- year internalmedicineresidencyat the University of Pennsylvania's New Bolton Center. Dr. Barr wasa staff memberfor one year at TexasA&M Universitybefore rejoining Rood and Riddle Equine Hospital in 2001 as on associate veterinarian specializing in internal medicine. She became boarded in internal medicine in 2003. Herareas of special interest include equine neonatology, equine infectious diseases and infectious disease control. DrBarr is the co-author of Equine Pediatrics.



Richard Martin

Advisor

Rick Martin hasover 20 yearsofglobal business development, marketing, strategy and leadership experience in the healthcare market. Thisexperience spans scan-upscomulti-nationals.Mr. Martin had 20 years of experience with Pfizer Pharmaceuticals where he was responsiblefor Salesoperationsfor Europe and Canadareporting directly to the VP of Europe/Canada, Ian Read, who is the current CEO of Pfizer. Mr. Martin managed a salesorganization covering 21 countries and 11,000 sales representatives. Mr. Martin is the Founder of MicroGen DX which is a Company formed for the acquisition of PathoGenius in2016 Mr. Martin isthe ChairmanandCEOatMicroGen DXand leadsitsbusinessdevelopmentefforts for targeted humanmarkers. Beyond the success that Rickhasachievedin business,he is also a formerArmy officer leadinghighperformanceteams and achievingAirborne/ Ranger qualification. Theattributeshe learned whileserving our country ore the bedrock of his capability as a leader. Mr. Martin received hisBachelorsof Arts from the University of Massachusetts (Amherst). Mr. Martin provides technology and diagnostics strategyadvisory servicesto MicroGen Vet andshareshisknowledge with Veterinary Research Universitiesand other key customers in support of MicroGen Vet

Offering Summary

Maximum 118,888 Class B Units ($1,069,992)

Maximum subject to adjustment/or bonus units. See 10% Bonus below

Minimum 1,111 Class B Units ($9,999)

Company Corporate	MicroGen Vet LLC
Address	1108 Woo dl and Rd, Pittsburgh PA 15237
Description of Business	MicroGen Vetbrings what webelieve to be the most advanced microbial diagnostic services available from MicroGen DX, the leaderin humanNextGeneration Sequencing, to the world of veterinary medicine on an exclusive basis to significantly improve animal health outcomes.
Type of Security Offered	ClassB Units(the "Shares", or the "Securities")

Purchase Price of Security Offered	$9.00
Minimum Investment Amount (per investor)	$450

The 10% Bonus *for* Start Engine Shareholders

MicroGen Vet LLC will *offer* 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with>= $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000"+ i n the Start Engine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Units at $9 / unit, you will receive 1 Class B Bonus Units, meaning you'll own 11 units for $90. Fractional units will not be distributed and units' bonuses willl be determined by rounding down to the nearest whole units.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to managing members; Any expense labeled "Travel and Entertainment"

[Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does nae pass upon the merits of any securities offered or che terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

It's no secret that infections are a big and growing problem-but treating them is becoming an even bigger problem.

In short, scientific research over the past 10 years has shown that more than 80% of single organism infections migrate to a complex mix of collaborative microbes including bacterial and fungal components called biofilms - in a short 12 to 18 hour window . Traditional diagnostic approaches do not work with biofilms. DNA-based diagnostics are the future of how we will diagnose and treat infections.

PCR DNA-based diagnostic tests have evolved over the past 40 year but continue to be limited in scope with each test focused on identifying the presence of a small number of bacterial microbes. Next Generation Sequencing DNA-based testing has evolved rapidly over the last decade and identifies over 25,000 bacteria and fungi in a single test - permanently changing the future of diagnostic testing.

A market leader in human healthcare diagnostics, MicroGen DX, has performed over 300,000 NGS tests over the last nine years and is used extensively by a broad group of well known customers ranging from the Mayo Clinic to NASA. Whereas cost of laboratory setup and operating expenses to provide NGS testing is high, MicroGen DX has reached high testing volumes which permits them to perform NGS testing at a very competitive price.

Enter MicroGen VET. This innovative company brings the value and benefits of Next Generation Sequencing to veterinary healthcare practitioners as THE exclusive reseller of NGS diagnostic services from MicroGen DX.

MicroGen VET is bringing the services to veterinarians in equine, small animal and livestock markets to address their diagnostic challenges for infections. The company has established a network of well-known clinicians within each target segment to provide insight and advice on improving the services based on nuanced needs for each.

MicroGen Vet has simplified the acquisition process for its services by making a test sample kit available through veterinary distribution partners like MWI Animal Health. Kits can also be purchased through online reseller, VetCove or directly from the Company. Veterinarians, 24/ 7 hospitals and research universities are all encouraged to keep a small inventory on their shelves based on their usage needs and to restock as needed.

Simply place your sample and order form in the given kit and use the FedEx prepaid label to ship it directly to the MicroGen DX laboratory for analysis. Within 24 hours, you will receive PCR results with comprehensive NGS results in 3 to 4 business days. It's that easy.

MicroGen Vet is working with several research universities, 24/7 hospitals and large equine and small animal practices on clinical trials and on education of veterinary professionals - both in the science of biofilms and in the benefits of NGS. As quoted by Dr. Bimbo Welker, the Director of Ohio State University's Large Animal Services:

"MicroGen DX provides a biofilmatic approach with their advanced DNA Technology. Th.is will be the future of how we diagnose and treat chronic infections in the equine marketplace".

Launched at the AAEP conference in San Antonio in late 2017 and as an Innovation Circle winner at the VMX conference in Orlando in early 2018, MicroGen Vet is gaining significant traction. Grand round sessions are planned for Colorado State University, Virginia Tech and Texas A&M with additional conferences and education sessions to be added throughout 2018. The company is also continues to expand its clinical network of advisors and partnering firms.

MicroGen Vet is on a mission to provide Superior Diagnostics which support Targeted Therapies and result in Improved Health Outcomes for animals everywhere.

Just look at Aero the police dog. Aero, at three years old, suffered from an autoimmune illness that was ravaging his muscle tissue- a mysterious infection that left him unable to walk with related expenses totaling nearly $9000 with nothing to show for it. After a series of tests through MicroGen DX, vets were able to pinpoint eight different bacteria which previous tests had completely missed. Today, Aero is healthy again.

Aero's story is why MicroGen VET is an important investment opportunity for all animal lovers. With this revolutionary technology, a unique market opportunity with limited regulation (compared to human healthcare markets) and minimal competition, you can participate in one of the smartest investments the animal health care industry has seen.

Let's make a meaningful and genuine difference together.

Superior Diagnostics. Targeted Treatments. Improved Outcomes.

www.microgenvet.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regardin Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



AMENDED & RESTATED OPERATING AGREEMENT

OF

MICROGENVET, LLC

(a Delaware limited liability company)

April 30, 2018

THE UNITS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA IN RELIANCE ON EXEMPTIONS UNDER THOSE LAWS. NO RESALE OF UNITS BY A MEMBER IS PERMITTED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THIS AGREEMENT AND ANY APPLICABLE UNITED STATES OF AMERICA FEDERAL OR STATE SECURITIES LAWS, AND ANY VIOLATION OF SUCH PROVISIONS COULD EXPOSE THE SELLING MEMBER AND THE COMPANY TO LIABILITY.

TABLE OF CONTENTS

AMENDED & RESTATED OPERATING AGREEMENT

THIS OPERATING AGREEMENT of MicroGen Vet, LLC, a Delaware limited liability company (the "Company"), is entered into as of April 30, 2018, by and among the Company, the signatories hereto, as members of the Company, and the Persons who hereafter become members of the Company in accordance with provisions hereof and whose names are set forth as Members on Exhibit A.

Recitals

A.   The Company was formed under the laws of the State of Delaware to conduct the Business;

B.   The Members desire to set forth the manner in which the business and affairs of the Company will be managed and their respective rights, duties and obligations with respect to the Company and each other.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Accepting Offeree(s)" has the meaning set forth in Section 12.3(c).

"Act" means the Delaware Limited Liability Company Act. 6 Del. C. §18-101 et seq., as the same may be amended from time to time.

"Board" has the meaning set forth in Section 5.3.

"Board Member" has the meaning set forth in Section 5.3.

"Business" has the meaning set forth in Section 3.1.

"Capital Account" as of any given date means the Capital Contributions to the Company by a Member as adjusted up to the date in question pursuant to Article VIII.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member whenever made.

"Cause" means (i) a failure to comply with any material policy of the Company or any lawful and reasonable directive of the Board; (ii) a conviction, plea of no contest, or plea of nolo contendere for any felony or crime involving moral turpitude; or (iii) the commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against the Company.

"Certificate" means the Certificate of Formation of the Company as filed by the organizer of the Company with the Delaware Department of State, as the same may be amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"Company" means MicroGen Vet, LLC.

"Confidential Person" has the meaning set forth in Section 15.1.

"Deficit Capital Account" means with respect to any Interest Holder, the deficit balance, if any, in such Interest Holder's Capital Account as of the end of the taxable year, after giving effect to the debit to such Capital Account for the items described in Treas. Reg. § 1.704-l(b)(2)(ii)(d)(4), (5) and (6). This definition of Deficit Capital Account is intended to comply with the provision of Treas. Reg. § l.704-l(b)(2)(ii)(d), and will be interpreted consistently with those provisions.

"Dissociation" has the meaning set out in Section 7.7.

"Drag-Along Members" has the meaning set forth in Section 12.5.

"Drag-Along Percentage Interest" has the meaning set forth in Section 12.5.

"Drag-Along Right" has the meaning set forth in Section 12.5.

"Drag-Along Sellers" has the meaning set forth in Section 12.5.

"Family Members" has the meaning set forth in Section 12.2.

"Family Trust" has the meaning set forth in Section 12.2.

"Family Wealth Planning Entity" has the meaning set forth in Section 12.2.

"Fiscal Year" means the Company's fiscal year, which shall end on December 31 each year.

"Indemnitee" has the meaning set forth in Section 16.1.

"Initial Capital Contribution" means the initial contribution to the capital of the Company pursuant to this Operating Agreement.

"Interest Holders" means each Member and each former Member who involuntarily dissociates from the Company or permitted successor to a former Member.

"Majority Interest" shall mean the affirmative vote of Members holding more than fifty-one percent (51%) of the aggregate Percentage Interest in the Company

"Manager" and "Managers" has the meaning set forth in Section 5.1.

"Member" means each of the Persons listed on Exhibit A and each Person who may be hereafter admitted as a Member in accordance with Section 13.1, unless and until a Member dissociates from the Company.

"Membership Interest" means a Member's entire interest in the Company, including the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement and the Act.

"Net Losses" means, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the accrual method of accounting and as reported, separately or in the aggregate, as appropriate, on the Company's information tax return filed for federal income tax purposes, plus any expenditures described in Section 705(a)(2)(B) of the Code. Net Losses shall be considered to have been earned ratably over the period of the fiscal year of the Company, except that Net Losses arising from the disposition of assets shall be taken into account as of the date of such disposition.

"Net Profits" means, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the accrual method of accounting and as reported, separately or in the aggregate, as appropriate, on the Company's information tax return filed for federal income tax purposes, plus any income described in Section 705(a)(l)(B) of the Code . Net Profits shall be considered to have been earned ratably over the period of the fiscal year of the Company, except that Net Profits arising from the disposition of assets shall be taken into account as of the date of such disposition.

"Non-Receiving Parties" has the meaning set forth in Section 12.4(a).

"Offered Units" has the meaning set forth in Section 12.3(a).

"Offering Member" has the meaning set forth in Section 12.3(a).

"Operating Agreement" means this Operating Agreement as originally executed and as amended from time to time.

"Permitted Transfer" has the meaning set forth in Section 12.2.

"Permitted Transferee" has the meaning set forth in Section 12.2.

"Percentage Interest" means for any Member, the percentage of Units in the Company as set forth on Exhibit A as the same may be changed from time to time upon the acquisition or disposition of Units, the redemption of Units, the addition of Members, or the Dissociation of Members.

"Person" means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization, or any other entity.

"Receiving Party" has the meaning set forth in Section 12.4(a).

"Securities Acts" has the meaning set forth in Section 16.16.

"Class A Units" means the Units issued to the Class A Units Members.

"Class A Units Member" means any Member who is a holder of Class A Units set forth in Section 8.2.

"Class B Units" means the Units issued to the Class B Units Members.

"Class B Units Member" means any Member who is a holder of Class B Units set forth in Section 8.2.

"Class C Units" means the Units issued to the Class C Units Members.

"Class C Units Member" means any Member who is a holder of Class C Units set forth in Section 8.2.

"Treasury Regulations" means and include proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Certificate and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"Units" means a Unit representing a fractional part of the Membership Interests of the Members and shall include all classes of Units set forth in Section 8.2.

ARTICLE II
FORMATION OF COMPANY; MEMBERSHIP INTERESTS

2.1.   Formation. The Company has been organized as a Delaware Limited Liability Company by executing and delivering the Certificate to the Delaware Department of State in accordance with and pursuant to the Act.

2.2.   Name. The name of the Company is "MicroGen VetLLC". The Business of the Company shall be conducted under that name or any fictitious name selected by the Board from time to time.

2.3.   Registered Office, Registered Agent, Principal Place of Business. The registered office of the Company shall be the office of the initial registered agent named in the Certificate or such other office as the Board may designate from time to time in the manner provided by law. The registered agent of the Company shall be the initial registered agent named in the Certificate or such other person or persons as the Board may designate from time to time in the manner provided by law. The principal place of business of the Company shall be such place as the Board may designate from time to time in the manner provided by law.

2.4.   Term. The existence of the Company shall commence on the date of the formation of the Company in accordance with and pursuant to the Act, and shall continue thereafter until the Company is dissolved in accordance with the provisions of this Operating Agreement.

2.5.   Anti-Dilution. Except as specified in Section 2.6 below, if the Company shall from time to time issue, sell or otherwise dispose of additional Units, then until a dilution threshold of 25% has been reached, the Company shall issue additional Units to each Class B Member pro-rata following each round of funding, such that each such Member's ownership of outstanding Units, as calculated after giving effect to the anti-dilutive issuance, shall not fall below each such Member's ownership percentages identified on Exhibit A.

2.6.   Excluded Issuances. The anti-dilutive rights established by this Section 2 shall not apply to any of the following Units:

(a)   Units issued or issuable to commercial financing sources and equipment lessors pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board;

(b)   Units issued or issuable in connection with strategic or financing transactions involving the Company and which have been approved by the Board, provided the primary purpose of such issuance is not to raise equity capital; and

(c)   Units issued in connection with a Public Offering.

2.7.   Certificates for the Units.

(a)   The Units may, but need not, be represented by certificates in such form as the Board may from time to time prescribe.

(b)   In the event that the Board shall issue certificates representing Membership Units in accordance with Section 8.2, then in addition to any other legend required by applicable law, all certificates representing issued and outstanding Membership Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNNIENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OF (B) PURSUANT TO AN EXCEPTION FROM REGISTRATION THEREUNDER.

2.8.   Regulations Relating to the Units. The Board shall have the power and authority to make all such rules and regulations not inconsistent with the Operating Agreement as it may deem expedient concerning the issue, transfer and registration of the Units of the Company.

2.9.   Options. The Board is authorized in its sole and absolute discretion to issue Units pursuant to the Company's Unit Option Plan. Any Units so issued shall be designated Class C Units.

ARTICLE III
BUSINESS OF COMPANY

3.1. Permitted Businesses. The business of the Company shall be to carry on any lawful business or activity permitted to be conducted by the Company under the Act, and to have and exercise all of the powers, rights and privileges which a limited liability company organized pursuant to the Act may have and exercise (the "Business").

ARTICLE IV
MEMBERS

4.1. <u>Members.</u> TheMembers of the Company shall be the Persons identified on <u>Exhibit A</u> hereto, as such Exhibit may be amended from time to time by the Board, in accordance with the terms of this Operating Agreement. The Members shall have only such rights with respect to the Company as specifically provided in this Agreement and as required by the Act.


ARTICLEV

RIGHTS AND DUTIES OF THE :MANAGERS AND THE BOARD


5.1. <u>Management.</u> The day-to-day operations and business of the Company shall be managed by two (2) managers (each, a <u>"Manager",</u> and together, the '<u>Managers</u>") who shall serve at the pleasure of the Board. The Managers shall initially be Kurt Dombkowski and Ray Ramey. Decisions of the Managers as to the day-to-day management of the Company and its business shall be made by unanimous consent. Any disputes between the Managers as to the day-to-day management of the Company or its business shall be delegated to the Board for final resolution.

5.2. <u>Certain Powers of the Managers.</u> Without limiting the generality of <u>Section 5.1</u>, the Managers shall have the power and authority on behalf of the Company:

(a) to borrow money for the Company up to an the aggregate amount of $100,000, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(b) to purchase liability and other insurance to protect the Company's property and business;

(c) to hold and own Company real and personal properties in the name of the Company in the ordinary course of business;

(d) to invest Company funds in the ordinary course of business;

(e)o to open bank accounts in the name and on behalf of the Company in the rdinary course of business;

(f) to execute on behalf of the Company all instruments and documents, in the ordinary course of business, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments, bills of sale; leases; and any other instruments or documents necessary to the business of the Company;

(g) to sell, lease, assign, convey, or otherwise dispose of, in the ordinary course of business, the property of the Company, and, in connection therewith, to execute and deliver such deeds, assignments and conveyances containing such warranties as the Board may determine;

(h) to employ on behalf of the Company agents, non-executive employees, accountants, lawyers, and other consultants and experts as may be deemed necessary, appropriate or convenient and to pay therefor such remuneration as is reasonable and appropriate;

(i) to purchase, rent, lease, or otherwise acquire or obtain the use of machinery, equipment, tools, material and all other kinds and types of personal property, up to an aggregate amount of $100,000 in any Fiscal Year, that may in any way be deemed necessary, convenient or advisable in connection with carrying on the business of the Company, and to incur expenses for travel, telephone, insurance and such other things, whether similar or dissimilar, as may be deemed necessary or appropriate for carrying on and performing the business of the Company in the ordinary course of business;

(j) to pay property taxes, and any other amounts as may be deemed necessary or appropriate to the maintenance or operation of any property of the Company;

(k) to make and enter into such agreements and contracts with such parties and to give receipts, releases and discharges with respect to any and all the foregoing and any matters incident thereto as may be necessary or appropriate;

(I) to make such classifications, determinations and allocations as may be deemed necessary or appropriate, having due regard for any relevant generally accepted accounting principles; and

(m) to take such other action, execute and deliver such other documents and perform such other acts as may be necessary or appropriate to carry out the business and affairs of the Company.

5.3. <u>Board of Directors.</u> The business and affairs of the Company shall be governed by up to five (5) board members (each, a <u>"Board Member",</u> and together comprising the <u>"Board")</u>. Kurt Dombkowski and Ray Ramey shall each have the right to appoint 1 Board Member so long as Mr. Dombkowski and Mr. Ramey are Members of the Company. Additional Board Members may be appointed by the Board. The Board shall be initially comprised of Kurt Dombkowski and Ray Ramey and Kurt Dombkowski shall be Chairman of the Board. Subject to the provisions of the Act and this Operating Agreement, the Board shall have full and complete authority, power and discretion to direct and control the strategy and governance of the business including, without limitation, conversion of the Company to a corporation. Unless authorized to do so by this Operating Agreement or by the Board, no Manager, Member, employee, attorney-in-fact or other agent shall have any power or authority to bind the Company.

5.4. <u>Managers and Board Members Have No Exclusive Duty to Company</u>. The individual Managers or Board Members shall not be required to manage the Company as their sole and exclusive function and may have business interests and investments and the Managers and Board Members and their affiliates may engage in activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other interests, investments or activities of the Managers or Board Members or their affiliates or in the income or proceeds derived therefrom.

5.5. <u>Limitation on Liability of Managers and Board Members.</u> To the fullest extent that the laws of the State of Delaware, as now in effect or as hereafter amended, permit elimination or limitation of the liability of managers of limited liability companies, the Managers and Board Members shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a Manager or Board Member.

5.6. <u>Meetings of the Board.</u>

(a) Regular meetings of the Board may be held at such intervals and at such time and place as shall from time to time be determined by it. After there has been such determination and notice thereof has been given to each person then a Board Member, regular meetings may be held at such intervals and time and place without further notice being given.

(b)   Special meetings of the Board may be called at any time by the Chairman of the Board or by a majority of the Board Members to be held on such day and at such time and place as shall be specified by the Person or Persons calling the meeting.

(c)   Except as otherwise expressly required by law, notice of every special meeting of the Board specifying the place, date and time thereof shall be given to each Manager either by being mailed on at least the third (3rd) day prior to the date of the meeting or by being sent by telegraph, email, facsimile, or given personally or by telephone at least twenty-four (24) hours prior to the time of the meeting. A written waiver of notice of a special meeting, signed by the Person or Persons entitled to such notice, whether before or after the date and time stated therein fixed for the meeting, shall be deemed the equivalent of such notice, and attendance of a Board Member at a Board meeting shall constitute a waiver of notice of such meeting except when such Board Member attends the meeting for the express purpose of objecting, when he or she enters the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(d)   At all meetings of the Board, except as otherwise expressly provided by law or by the Certificate, the presence of a majority of the Board Members shall be necessary and sufficient to constitute a quorum for the transaction of business. If a quorum is not present at any meeting, the meeting may be adjourned from time to time by a majority of the Board Members present until a quorum as aforesaid shall be present, but notice of the time and place to which such a meeting is adjourned shall be given to any Board Members not present either by being sent by telegraph, email or facsimile or given personally or by telephone at least eight (8) hours prior to the date of reconvening. Resolutions of the Board shall be adopted, and any action of the Board at a meeting upon any matter shall be taken and be valid, only with the affirmative vote of a majority of the Board Members present at such meeting, except as otherwise provided herein. The Chairman of the Board shall be chairman, and the Secretary (if present) shall act as secretary, at all meetings of the Board. In the absence of the Chairman of the Board, the Board Members present shall select a Board Member present to be chairman of the meeting and in the absence of the Secretary, the chairman of the meeting shall designate any person to act as secretary of the meeting.

(e)   Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if a consent in writing setting forth the actions so taken shall be signed by all Board Members and such written consent is filed with the minutes of proceedings of the Board.

(f)   Board Members may participate in a meeting of the Board by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

5.7.   <u>Resignation.</u> A Board Member may resign at any time by giving written notice to the Members. The resignation of a Board member shall take effect upon receipt of notice thereof or at such later date specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Board Member who is also a Member shall not affect the Board Member's rights as a Member and shall not constitute a Dissociation of a Member.

5.8.   <u>Removal.</u> Kurt Dombkowski and Ray Ramey may only be removed from the Board for Cause. Other Board Members may be removed at any time, with or without Cause, by a majority decision of the Board. The removal of a Board Member who is also a Member shall not affect such individual's rights as a Member and shall not constitute a Dissociation of such Member.

5.9.   Successor Board Member or Manager. Upon the resignation or removal of a Board Member or Manager pursuant to Section 5.7 or 'or a vacancy resulting from an increase in the number of Managers or Board Members on the Board, the Board shall have the right to appoint a new Manager or Board Member (who need not be a Member). The term of a Manager or Board Member elected to fill a vacancy shall expire when such Manager or Board Member's successor is elected and qualified or until there is a decrease in the number of Managers or Board Members on the Board.

5.10.   Delegation of Duties; Hiring. The Board may hire, designate or engage such Persons (including affiliates of the Board Members or any Member) as may be selected by the Board in its sole discretion, to perform or provide services for the Company. The compensation paid to such Persons for the performance of such services shall be determined by the Board in its sole discretion; provided, however, that such compensation shall be on terms no less favorable than those in a comparable arm's length transaction.

5.11.   Compensation of Board. The Company may pay the Board Members a fee for their services hereunder in amounts and at the times agreed upon by the Board.

5.12.   Officers. The Company shall have a President and Vice Presidents, each who shall be appointed by the Board. Kurt Dombkowski shall be the initial President and Secretary of the Company and Ray Ramey shall be the initial Vice President and Treasurer of the Company, each without the necessity of formal appointment by the Board. Unless authorized to do so by this Operating Agreement or by the Board, no Manager, Member, employee, attorney-in-fact or other agent shall have any power or authority to bind the Company.

(a)   Appointment of Other Officers. The Board may appoint additional officers at any time. The officers of the Company, if deemed necessary by the Board, may include a chief operating officer, chief information officer, vice president or executive vice president, secretary, chief financial officer and such other officers as the Board shall determine. The officers shall serve at the pleasure of the Board, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. The officers shall each exercise such powers and perform such duties as are typically exercised by persons holding the corresponding office in similar companies and as shall be determined from time to time by the Board.

(b)   Duties and Powers of Vice President or Executive Vice President. The vice-president or executive vice-president, if there is such an officer, or if there shall be more than one, the vice-presidents or executive vice-presidents in the order determined by a resolution of the Board, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the Board by resolution may from time to time prescribe.

(c)   Duties and Powers of Secretary. The Secretary, if there is such an officer, shall attend all meetings of the Board and all meetings of the Members, and shall record all the proceedings of the meetings in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the Members and shall perform such other duties as may be prescribed by the Board. The secretary shall have custody of the seal, if any, and the secretary shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature. The Board may give general authority to any other officer to affix the seal of the Company, if any, and to attest the affixing by his or her signature.

(d)   <u>Duties and Powers of Assistant Secretary</u>. If the Board chooses to appoint an assistant secretary or assistant secretaries, the assistant secretaries, in the order of their seniority, in the absence, disability or inability to act of the secretary, shall perform the duties and exercise the powers of the secretary, and shall perform such other duties as the Board may from time to time prescribe

(e)   <u>Duties of Treasurer.</u> The Treasurer shall administer the investing, financing, insurance and credit activities of the corporation. The Treasurer shall perform all other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(t)   <u>Duties and Powers of Assistant Treasurer.</u> If the Board chooses to appoint an assistant treasurer, the assistant treasurer in the absence, disability or inability to act of the Treasurer, shall perform the duties and exercise the powers of the Treasurer, and shall perform such other duties as the Board may from time to time prescribe.

(g)   <u>Removal, Resignation and Filling of Vacancy of Officers.</u> Any officer may be removed, either with or without Cause, by the Board at any time. Any officer may resign at any time by giving written notice to the Board. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Operating Agreement for regular appointments to that office.

(h)   <u>Compensation of Officers.</u> The compensation of all officers and agents of the Company shall be determined by the Board.

ARTICLE VI
:NIEETINGS OF :NIEMBERS

6.1.   <u>Meetings.</u> Meetings of the Members, for any purpose or purposes, may be held at such place and at such time as may be designated from time to time by the Board. Meetings of the Members may also be called from time to time by the Members owning a majority of the Percentage Interest. Except as otherwise required by the Act, each Unit with voting rights held by a Member shall be entitled to one (1) vote at any such meeting.

6.2.   <u>Place of Meetings.</u> The Board may designate any place, either within or outside the State of Delaware, as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal place of business of the Company. Members may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

6.3.   <u>Notice of Meeting.</u> Except as provided in <u>Section 6.5</u>, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board or Member or Members calling the meeting, to each Member entitled to vote at such meeting.

6.4.   <u>Record Date</u>. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

6.5.   Quorum. Members owning a majority of the Percentage Interest, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Percentage Interest so represented may adjourn the meeting from time to time for a period not to exceed thirty (30) days without further notice. However, if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Percentage Interest whose absence would cause less than a quorum.

6.6.   Manner of Acting. If a quorum is present, the affirmative vote of Members owning a majority of the Percentage Interest present in person or represented by proxy shall be the act of the Members, unless the vote of a greater proportion or number is otherwise required by the Certificate or this Operating Agreement or by a provision of the Act that cannot be modified by this Operating Agreement.

6.7.   Proxies. At all meetings of Members, a Member authorized to vote may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Board of the Company before or at the time of the meeting. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy.

6.8.   Action by Members without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by Members holding sufficient Percentage Interest to approve the action and delivered to the Board for inclusion in the minutes or for filing with the Company records. Action taken under this Section 6.8 is effective when the requisite Members have signed the consent, unless the consent specifies a different effective date.

6.9.   Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at or after the time stated therein, shall be equivalent to the giving of such notice.

ARTICLE VII
RIGHTS AND OBLIGATIONS OF MEMBERS

7.1.   Limitation of Liability. A Member will not be personally liable to creditors of the Company for any debt, obligation or liability of the Company, of any kind, or for the acts or omissions of any other Board Member, Manager, Member agent or employee of the Company.

7.2.   Duties of Members. A Member shall have no duties to the Company or to other Members solely by reason of actions in its capacity as a Member. Members may have business interests and investments and may engage in activities in addition to those relating to the Company, including without limitation, interests, investments and activities that compete with the business of the Company. Neither the Company nor any other Member shall have a right, by virtue of this Operating Agreement, to

share or participate in such other interests, investments or activities of such Member or in the income or proceeds derived therefrom. No Member shall have a duty to offer any present of future business opportunity to the Company or any other Member.

7.3. Company Books. In accordance with Section 11.3, the Managers shall maintain and preserve all accounts, books and other relevant Company documents. Upon reasonable written request, each Member and its duly authorized representative shall have the right, during ordinary business hours as reasonably determined by the Managers, to inspect and copy such Company documents (at the requesting Member's expense) which the Managers, in their discretion, deem appropriate for any purpose reasonably related to the requesting Member's Membership Interest.

7.4. Priority and Return of Capital. Except as may be expressly provided in Atticle IX, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to Net Profits, Net Losses or distributions; provided, that this Section 7.4 shall not apply to the repayment by the Company of loans (as distinguished from Capital Contributions) which a Member has made to the Company.

7.5. Interest on and Return of Capital Contributions. No Member shall be entitled to interest on his Capital Contribution or a return of his Capital Contribution.

7.6. Loans to Company. Nothing in this Operating Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

7.7. Dissociation. Except as provided in Section 12.2, no Member shall have the right to voluntarily dissociate from the Company prior to the dissolution and winding up of the Company, and any dissociation (a "Dissociation") and an attempt by a Member to dissociatevoluntarily from the Company shall be ineffective. If a Member involuntarily dissociates from the Company prior to dissolution and winding up of the Company, neither such Member nor any permitted successor of such Member shall have any rights to participate in the management of the business and affairs of the Company or to be a Member of the Company, but shall only be entitled to share in such profits and losses, to receive such distributions, and to receive such allocations of income, gain, loss, deduction or credit or similar item to which the dissociating Member would otherwise have been entitled.

ARTICLE VIII
CONTRIBUTIONS TO THE COMPANY; CAPITAL ACCOUNTS; LOANS

8.1. Initial Capital Contributions. Each Member shall contribute such amount set forth on Exhibit A hereto as its Initial Capital Contribution.

8.2. Class Units. In return for their Capital Contributions, the Members will receive or have received the class and amount of Units reflected on Exhibit A. with each class of Units having such rights and privileges as follows:

(a) Class A Units. Holders of Class A Units are entitled to one vote for each Unit held of record on all matters submitted to a vote of the Members. Holders of Class A Units will be entitled to share pro rata in all distributions as may be declared from time to time by the Company from funds legally available therefore. Upon liquidation or dissolution of the Company, holders of Class A Units will be entitled to share proportionately in all assets available for distribution to such holders.

(b) Class B Units. Class B Units are non-voting and holders of Class B Units shall not be entitled to vote on any matter submitted to a vote of the Members. Holders of Class B Units

will be entitled to share pro rata in any distributions as may be declared from time to time by the Company from funds legally available therefore. Upon liquidation or dissolution of the Company, holders of Class B Units will be entitled to share proportionately in all assets available for distribution to such holders. Class B Units may be issued in one or more different series with each series having such relative rights, powers and duties as may from time to time be established by the Company.

(c)   Class C Units. Class C Units are non-voting and holders of Class C Units shall not be entitled to vote on any matter submitted to a vote of the Members. Holders of Class C Units will be entitled to share pro rata in all distributions as may be declared from time to time by the Company from funds legally available therefore. The Class C Units will be issued by the Company to certain employees, consultants and other individuals to reward and incentivize them. The Class C Units will be issued in accordance with the terms and provisions of specific incentive plans or award agreements as the Company may adopt from time to time and holders of Class C Units will have, and be subject to, such rights, limitations, privileges and obligations as set forth in such plans and agreements.

8.3.   Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions. To the extent approved by the Board, the Members may make additional Capital Contributions.

8.4.   Capital Accounts.

(a)   A separate Capital Account shall be maintained for each Interest Holder. Each Interest Holder's Capital Account will be increased by (1) the amount of money contributed by the Interest Holder to the Company; (2) the fair market value of property contributed by the Interest Holder to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (3) allocations of Net Profits and Net Losses; and (4) allocations to such Interest Holder of income described in Section 705(a)(l)(B) of the Code. Each Interest Holder's Capital Account will be decreased by (1) the amount of money distributed to the Interest Holder by the Company; (2) the fair market value of propeity distributed to the Interest Holder by the Company (net of liabilities secured by such distributed property that such Interest Holder is considered to assume or take subject to under Section 752 of the Code); (3) allocations to the account of such Interest Holder of Net Losses and any items in the nature of expenses or losses specially allocated to such Interest Holder pursuant to Section 9.2 (other than Section 9.2(e)), and (4) allocations to such Interest Holder of expenditures described in Section 705(a)(2)(b) of the Code.

(b)   In the event of a permitted sale, exchange or transfer of Units in the Company pursuant to Article XII hereof or in connection with an involuntary Dissociation, the Capital Account of the transferring Member shall become the Capital Account of the transferee to the extent it relates to the transferred Unit in accordance with Treas. Reg. §1.704-l(b)(2)(iv).

(c)   The manner in which Capital Accounts shall be maintained pursuant to this Section 8.3 shall be in accordance with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If the Company determines that the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 8.3 should be modified in order to comply with Section 704(b) of the Code and the Treasury Regulations, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 8.3, the manner in which Capital Accounts are maintained shall be so modified: provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Interest Holders as set forth in this Operating Agreement.

(d)   Subject to Section 8.2, no Interest Holder shall have any liability to restore all or any deficit balance in such Interest Holder's Capital Account.

ARTICLE IX
ALLOCATIONS, INCOME TAX, ELECTIONS AND REPORTS

9.1.   Allocations of Net Profits and Net Losses. The Net Profits and Net Losses of the Company for a fiscal year or other period of the Company shall be allocated to the Interest Holders in accordance with their respective Percentage Interests. No allocation shall be made to any Interest Holder so as to create or increase a negative balance in such Interest Holder's Capital Account.

9.2.   Special Allocations to Capital Accounts.

(a)   Notwithstanding anything contained herein to the contrary, an Interest Holder who receives an adjustment, allocation, or distribution described in Treas. Reg. § 1.704-l(b)(2)(ii)(d)(4), § 1.704-l(b)(2)(ii)(d)(5), or § 1.704-l(b)(2)(ii)(d)(6) which causes or increases a deficit in such Interest Holder's Capital Account, will be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. It is intended that the preceding sentence shall act as a qualified income offset provision under Treas. Reg. § 1.704-l(b)(2)(ii)(d) and it shall be interpreted accordingly. Any special allocations of items of income or gain pursuant to this Section 9.2(a) shall be taken into account in computing subsequent allocations of profits pursuant to this Operating Agreement so that the net amount of any items so allocated and all other items allocated to each Interest Holder shall, to the extent consistent with the Treasury Regulations, be equal to the net amount that would have been allocated to each of them pursuant to the provisions of this Operating Agreement if qualified income offset allocations hereunder had not occurred.

(b)   Notwithstanding anything contained herein to the contrary, if there is a net decrease in partnership minimum gain as defined in Treas. Reg. § 1.704-2, each Interest Holder must be allocated items of income and gain in the manner and the amount determined in accordance with Treas. Reg. § 1.704-2. This Section 9.2(b) is intended to comply with the minimum gain charge-back requirement in such Treasury Regulations or any successor provision and shall be interpreted consistently therewith. Any special allocations of items of income or gain pursuant to this Section 9.2(b) shall be taken into account in computing subsequent allocations of profits pursuant to this Operating Agreement so that the net amount of any items so allocated and all other items allocated to each Interest Holder shall, to the extent consistent with the Treasury Regulations, be equal to the net amount that would have been allocated to each of them pursuant to the provisions of this Operating Agreement if allocations resulting from a net decrease in minimum gain had not occurred.

(c)   Notwithstanding any other provision of this Operating Agreement, if there is a net decrease in partner nonrecourse debt minimum gain, any Interest Holder with a share of that partner nonrecourse debt minimum gain shall be allocated items of income and gain in accordance with Treas. Reg. § 1.704-2(i)(3) and (4). This Section 9.2(c) is intended to comply with the minimum gain chargeback requirement in Treas. Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d)   The application and the interaction of Sections 9.2(a), 9.2(b), and 9.2(c) shall be determined under Treas. Reg. §§ 1.704-1 and 1.704-2 or any applicable successor provision of the Code or the Treasury Regulations.

(e)   If the Company's adjusted basis for income tax purposes of property contributed by an Interest Holder differs from the value at which the property was accepted by the Company at the time of its contribution, in determining the contributing Interest Holder's distributive share of the taxable income or loss of the Company, depreciation, amortization, gain, or loss with respect to the contributed property shall be allocated to such Interest Holder to take into account, to the full extent permitted by the Code, the difference between the adjusted basis of the property to the Company and the agreed value of the property at the time of its contribution. Such allocations shall be in accordance with Section 704(c) of the Code and the Treasury Regulations thereunder. Allocations pursuant to this Section 9.2(e) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Interest Holder's Capital Account.

(f)   The foregoing special allocations set forth in this Section 9.2 are intended to comply with certain requirements of the Treasury Regulations. Notwithstanding any other provisions of this Section 9.2, the Board shall take into account the foregoing special allocations of this Section 9.2 in allocating all other items of income, gain, loss and deduction among the Interest Holders so that, to the extent possible, the net allocations made to each Interest Holder shall be equal to the net allocations that would have been made to each such Interest Holder if the foregoing special allocations of this Section 9.2 had not occurred.

9.3.   Tax Matters. The Board shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Interest Holders within a reasonable time after the end of the Company's fiscal year.

9.4.   Tax Matters Partner. Raymond Ramey shall be designated the "Tax Matters Partner" (as defined in Section 6231 of the Code), and is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including, without limitation, administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Partner shall have the authority of both (i) a "tax matters partner" under Code section 6231 before it was amended by the Bipartisan Budget Act of 2015 (the "BBA"), and (ii) the "partnership representative" under Code section 6223(a) after it was amended. The Interest Holders agree to cooperate with each other and to do or refrain from doing any and all things reasonably required to conduct such proceedings.

(a)   Tax Examinations and Audits. At the expense of the Company, the Tax Matters Partner shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue Service and state taxing authorities (each, a "Taxing Authority"), including resulting administrative and judicial proceedings, and is authorized to engage accountants, attorneys, and other professionals in connection with such matters. No Member will act independently with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Matters Partner, which authorization may be withheld by the Tax Matters Partner in his, her, or its sole and absolute discretion. The Tax Matters Partner shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority, recognizing that the decisions of the Tax Matters Partner may be binding upon all of the Members.

(b)   Tax Elections and Deficiencies. Except as otherwise provided in this Agreement, the Tax Matters Partner, in his, her, or its sole discretion, shall have the right to make on behalf of the Company any and all elections under the Internal Revenue Code or provisions of State tax law. Without limiting the previous sentence, the Tax Matters Partner, in his, her, or its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the "partnership representative" or the Company under the BBA, including but not limited to an election under Code section 6226 as amended by the BBA, and the Members shall take such actions requested by the Tax

Matters Partner. To the extent that the Tax Matters Partner does not make an election under Code section 622l(b) or Code section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

(c)   Deficiencies. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, may be recovered by the Company from such Member (i) by withholding from such Member any distributions otherwise due to such Member, or (ii) on demand. Similarly, if, by reason of changes in the interests of the Members in the Company, the Company, or any Member (or former Member) is required to pay any taxes (including penalties, additions to tax or interest imposed with respect to such taxes) that should properly be the obligation of another Member (or former Member), then the Member (or former Member) properly responsible for such taxes shall promptly reimburse the Company or Member who satisfied the audit obligation.

(d)   Tax Returns. At the expense of the Company, the Tax Matters Partner shall use commercially reasonable efforts to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company is required to file returns. As soon as reasonably possible after the end of each taxable year of the Company, the Tax Matters Partner will cause to be delivered to each person who was a Member at any time during such taxable year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such person's federal, state, and local income tax returns for such taxable year.

(e)   Consistent Treatment of Tax Items. No Member shall treat any Company Tax Item inconsistently on such Member's Federal, State, foreign or other income tax return with the treatment of such Company Tax Item on the Company's tax return. For these purposes, the term "Company Tax Item" means any item of the Company of income, loss, deduction, credit, or otherwise reported (or not reported) on the Company's tax returns. In recognition of the fact that the Company expects to be treated as a partnership for federal income tax purposes, the Interest Holders agree to treat their Membership Interests as partnership interests for U.S. federal and state income tax reporting purposes, and the Interest Holders agree not to attempt to elect out of partnership treatment pursuant to Section 761 of the Code. The Company shall not elect to be an association taxable as a corporation.

ARTICLE X
DISTRIBUTIONS

10.1.   Distributions. Members are entitled to receive ratably distributions at such times and in such amounts as the Board shall from time to time determine, after taking into consideration any obligations or commitments of the Company and the appropriate reserves and operating and capital requirements. Interim distributions and liquidating distributions shall be made as follows:

(a)   The Company shall distribute in cash on quarterly basis prior to each date on which estimated federal income tax payments are due from Members, an amount equal to the excess, if any, of (a) the aggregate state and federal income tax liability Interest Holders would have incurred as a result of Interest Holders' ownership of the Units for all prior fiscal years and estimated to be incurred by Interest Holders for the current fiscal year, calculated as if (i) all Interest Holders were natural persons resident in their applicable state of residence and taxable at the maximum rates provided for under applicable federal and state income tax laws, and (ii) allocation of income and loss from the Company were the sole source of income and loss for Interest Holders, over (b) all prior cash distributions made pursuant to Section 10.1; provided, that the Company shall not be required to make any such distribution if, in the reasonable determination of the Board, cash reserves are inadequate for such purpose in view of identifiable Company expenses and projected expenses and activities of the Company or the Company is prohibited from making any such distribution by contract or the Act. All distributions under this Section 10.1 shall be made in proportion to the Interest Holders' respective Percentage Interests.

(b)   The Board may cause the Company to make other interim distributions of cash or other property at such time and for such amounts as determined by the Board. All interim distributions of cash or other property shall be made in proportion to the Interest Holders' respective Percentage Interests.

(c)   Upon liquidation of the Company, after settling accounts of creditors in the order described in Section 14.3, liquidating distributions will be made in accordance with the Interest Holders' positive Capital Account balances after taking into account all Capital Account adjustments of the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty (60) days of the end of the taxable year of liquidation (or, if later, within ninety (90) days after the date of the liquidation), but in any event no later than is permissible under applicable Treasury Regulations.

(d)   The Company may offset damages for breach of this Operating Agreement by an Interest Holder whose interest is liquidated against the amount otherwise distributable to such an Interest Holder pursuant to this Section 10.1 in addition to any remedies otherwise available under applicable law.

(e)   An Interest Holder has no right to demand and receive any distribution in a form other than cash.

ARTICLE XI
ACCOUNTING AND REPORTING

11.1.   Accounting Principles. The Company's financial statements shall be prepared and its profits and losses shall be determined in accordance with generally accepted accounting principles applied on a consistent basis under the accrual method of accounting.

11.2.   Accounting Period. The Company's accounting period shall be the Fiscal Year.

11.3.   Records and Reports. At the expense of the Company, the Board shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep at its principal place of business the following records:

(a)   a current list of the full name and last known business, residence, or mailing address of each Member;

(b)   a copy of the Certificate and all amendments thereto;

(c)   copies of the Company's financial statements and income tax returns and reports, if any, for the three (3) most recent years;

(d)   copies of the Company's currently effective written Operating Agreement; and

(e)   copies of actions taken by the Members, whether at a meeting or by written consent.


ARTICLE XII
RESTRICTIONS ON TRANSFERABILITY


12.1.   <u>Restriction on Transfer of Units.</u> During the term of this Operating Agreement, no Member shall sell, give, pledge, assign or otherwise dispose of any or all of its Units to any other Person without the consent of the Board, except in accordance with <u>Sections 12.2, 12.3</u> or <u>12.4</u> hereof.

12.2.   <u>Permitted Transfers.</u>

(a)   The right of refusal set forth in <u>Section 12.3</u> shall not apply to any Permitted Transfer. <u>"Permitted Transfer"</u>means any Transfer of Membership Units by a Member (i) to the spouse, children, parents or siblings of such Member (collectively, <u>"Family Members"</u>) or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of such Member's Family Members, (ii) to the estate of a Member upon the death of such Member; (iii) to any trust for the benefit of such Member and/or any Family Member(s) of such Member and of which such Member and/or any such Family Member(s) is the trustee or are the trustees <u>("Family Trust"); provided,</u> that under the governing trust document (x) at all times while any Membership Units are owned by the trust, the Member and/or any Family Member must possess voting control of the trust and (y) no beneficial interest in the trust of a person other than the Member and/or any Family Member shall vest in possession so long as any such Family Member is living; and (iv) to any partnership, corporation or limited liability company which is wholly owned and controlled by such Member and/or any such Family Member(s) <u>("Family Wealth Planning Entity",</u> and together with Family Members and Family Trust, the <u>"Permitted Transferee");</u> <u>provided,</u> that any change in the beneficiaries of a Family Trust or the equity holders of a Family Wealth Planning Entity which results in such Family Trust not being for the benefit of a Member and/or the Family Members of such Member or the Family Wealth Planning Entity not being wholly owned and controlled by such Member and/or the Family Members of Member shall be a Transfer of Membership Units not permitted by this <u>Section 12.2</u>.

(b)   Notwithstanding anything herein to the contrary, no Permitted Transfer shall be effective unless, contemporaneously with such Transfer, the Permitted Transferee executes and delivers to the Board a document indicating its agreement to be bound by this Operating Agreement and stating that the representations and warranties contained in <u>Section 16.16</u> are true and correct with respect to such Person or transferee. The Board shall prepare and provide to all Members a revised <u>Exhibit A</u> to reflect such Permitted Transfer.

12.3.   <u>Right of First Refusal on Bona Fide Offer.</u>

(a)   A Member may assign or otherwise transfer all or any its Units if such Member receives a <u>bona fide</u> offer to purchase such Units for cash and first offers such Units to the Company and then to the other Members under the procedures set forth in this <u>Section 12.3, provided,</u> that the provisions of this <u>Section 12.3</u> shall not be applicable to a sale of the Company approved by the Majority Interest with respect to which the Drag Along Right provided in <u>Section 12.5</u> has been exercised. If a Member (the <u>"Offering Member"</u>) receives a <u>bona fide</u> offer, whether or not solicited, for the purchase of all or any its Units which it proposes to accept (the <u>"Offered Units"</u>), then the Company, first, and then (i) the Class A Units Members, if the Offered Units are Class A Units or (ii) all Members, if the Offered Units are either Class B Units or Class C Units, shall have the right (but not the obligation) to purchase all the Offered Units upon the terms and conditions set forth in this Section 12.2.

(b)   The Offering Member shall give the Company and the applicable Members (i.e., Class A Units Members if the Offered Units are Class A Units, or all Members if the Offered Units are either Class B Units or Class C Units) written notice of its receipt of a bona fide offer, the date of the offer, the identity of the party making the offer, and the terms and conditions of the offer, including the purchase price to be paid by such party. The Company shall have a period of thirty (30) days from the date of its receipt of such written notice to exercise (by written notice to the Offering Member and the other Members) its right to purchase all of such Offered Units, or its right to purchase a part of the Offered Units (subject to exercise by other Members of their right to purchase the remaining part of such Offered Units under Section 12.3(c)) at a purchase price equal to the purchase price stated in the bona fide offer and (except as provided in the following sentence) payable according to the same terms (or more favorable terms if otherwise agreed) as those contained in the bona fide offer.

(c)   If the Company does not exercise in whole its right to purchase the Offered Units, the applicable Members (i.e., Class A Units Members if the Offered Units are Class A Units, or all Members if the Offered Units are either Class B Units or Class C Units) shall have a period of thirty (30) additional days beyond the period described in Section 12.3(b) to exercise by written notice to the Offering Member the right to purchase all, or a part of the Offered Units, at a purchase price equal to the purchase price stated in the bona fide offer and payable according to the same terms (or more favorable terms if otherwise agreed) as those contained in the bona fide offer. In the absence of a contrary agreement among other Members accepting such offer ("Accepting Offerees"), the maximum interest that may be purchased by each Accepting Offeree pursuant to this Section 12.3(c) shall be equal to that portion of the Offered Units that corresponds to the ratio that such Accepting Offeree's Percentage Interest bears to all of the Accepting Offerees' Percentage Interests.

(d)   The closing of the sale of the Offered Units under this Section 12.3 shall take place within thirty (30) days after the offer is accepted, or if later, the date of closing set forth in the bona fide offer. The Offering Member, the Company and all Accepting Offerees shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the interest pursuant to this Section 12.3.

(e)   If neither the Company nor the other Members exercise the first refusal rights created under this Section 12.3, the Offering Member may (subject to the provisions of Section 12.4) accept the bona fide offer referred to in Section 12.3(a) and, pursuant thereto, may transfer the Offered Units pursuant to the bona fide offer; provided, that the sale shall be made on terms no more favorable to the purchaser than the terms contained in the bona fide offer, the sale shall comply with other terms, conditions, and restrictions of this Operating Agreement and such third party or parties shall not be admitted to the Company as Members without compliance with Section 13.1. If the Offering Member does not accept such offer and transfer such Offered Units within ninety (90) days after the termination (by passage of time or default) of the first refusal rights created under this Section 12.3, the Offering Member may not thereafter transfer all or any part of its Offered Units without again complying with this Section 12.3.

12.4.   Co-Sale Rights.

(a)   If any Member receives an offer from a third party (such Member being the "Receiving Party") to purchase any Units as set forth in Section 12.3 hereof, the other Members to whom no such offer has been extended (the "Non-Receiving Parties") shall have the right, at their option, by written notice given within thirty (30) days of notice of the offer, to include in the proposed offer any portion of the Non-Receiving Parties' Units; provided, that if the aggregate amount of Units proposed to be transferred in such transaction exceeds the maximum amount that can be transferred on the terms and conditions set forth in the offer, then such maximum amount shall be allocated pro rata among the Receiving Party and the Non-Receiving Parties exercising their right to include a portion of their Units in the offer, in accordance with their Percentage Interest.

(b)   The rights and obligations of the Members under this Section 12.4 shall be subject to the following conditions: (i) upon the consummation of any such sale, each of the Members shall receive the same form of consideration and its pro rata share of the consideration based on the Percentage Interest, (ii) the Members shall each be obligated to pay their pro rata portion (based on the aggregate consideration to be received in respect of such sale) of costs, fees, and expenses incurred in connection with such sale to the extent such costs, fees, and expenses are incurred for the benefit of both and are not otherwise paid by the Company or the acquiring party, (iii) if the Members are required to provide any representations or indemnities in connection with such sale, then liabilities for misrepresentation or indemnity shall be expressly stated to be several and not joint, and (iv) the liabilities of the Members for misrepresentation or indemnity shall be limited to their pro rata portion of the aggregate purchase price.

12.5.   Drag Along Rights. In the event that a Majority Interest (the "Drag-Along Sellers") proposes to transfer all Percentage Interests owned by such Members pursuant to a bona fide third- party offer, they may require all (but not less than all) remaining Members (the "Drag-Along Members") to transfer all (but not less than all) of their Percentage Interests (the "Drag-Along Percentage Interests") to such third-party, on terms no less favorable than the terms contained in the bona fide offer (such right to require, the "Drag-Along Right"), by giving such Drag-Along Members written notice of their receipt of a bona fide offer, the date of the offer, the identity of the party making the offer, the terms and conditions of the offer, including the purchase price to be paid by such party, and their intent to exercise the Drag-Along Right. The Drag-Along Members shall be obligated to transfer their Drag-Along Percentage Interests on the terms described in such written notice for a period of 180 days from the date of receipt of such written notice.

12.6.   Successor in Interest. A Member's Membership Interests may be transferred to a successor upon the death of a Member; provided, that (i) the rights of first refusal have been observed pursuant to Section 12.2 hereof and (ii) such successor shall have no rights to participate in the management of the business and affairs of the Company or to become a Member, but shall only be entitled to share in such profits and losses, to receive such distributions, and to receive such allocations of income, gain, loss, deduction or credit or similar item to which the deceased Member would otherwise have been entitled.

ARTICLE XIII
ADDITIONAL MEl'vffiERS

13.1.   New Members. The Board may admit additional Persons as Members of the Company and cause the Company to create and issue Units to such Persons and shall admit Persons as Members who are permitted transferees of Units under Section 12.2; provided, however, that no new Member may be admitted as a Class A Units Member without the prior written approval of the holders of a majority in interest of the Class A Units then outstanding. Any such admission shall be effective only after such Person or transferee has executed and delivered to the Chairman of the Board a joinder agreement, substantially in the form of Exhibit B hereto, indicating its agreement to be bound by this Operating Agreement and stating that the representations and warranties contained in Section 16.16 are true and correct with respect to such Person or transferee. The Chairman of the Board shall prepare and provide to all Members a revised Exhibit A to reflect any such admission.

13.2.   Allocations to New Members. No new Members shall be entitled to any retroactive allocation of any item of income, gain, loss, deduction or credit of the Company. The Board

may, at its option, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of items of income, gain, loss, deduction or credit to a new Member for that portion of the Company's tax year in which a new Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations.

ARTICLE XIV
DISSOLUTION AND TERMINATION

14.1. Dissolution.

(a) The Company shall be dissolved upon the occurrence of any of the following events, and only such events:

(i) by the unanimous written agreement of the voting Members; or

(ii) the entry of an order of judicial dissolution under the Act.

(b) Dissolution of the Company shall be effective on the day on which an event described above occurs, but the existence of the Company shall not terminate until a Certificate of Cancellation shall be filed with the Secretary of State of the State of Delaware pursuant to Section 18-203 of the Act and the assets of the Company are distributed as provided in Section 14.3 below. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members shall continue to be governed by this Operating Agreement.

14.2. Winding Up. Upon dissolution, the affairs of the Company shall be wound up by the Chairman of the Board, or if there is no Chairman of the Board, by a majority of the Percentage Interest, but a court may wind up the Company's affairs upon application of the Board, or their legal representative or assignee, and in connection therewith, may appoint a liquidating trustee.

14.3. Distribution of Assets Upon Winding Up. The assets of the Company shall be distributed as follows:

(a) to creditors, in the order of priority as provided by law, including all Members who are creditors, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof), other than liabilities to Interest Holders for distributions under the Act;

(b) to Interest Holders in satisfaction of liabilities for distributions under Section 18-504 of the Act; and

(c) to Interest Holders in accordance with their Percentage Interest.

14.4. Certificate of Cancellation. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provision has been made therefor and all of the remaining property and assets of the Company have been distributed to the Interest Holders, a Certificate of Cancellation shall be executed by the Company, which Certificate of Cancellation shall set forth the information required by the Act. The Certificate of Cancellation shall be filed with the Delaware Secretary of State to terminate the existence of the Company in accordance with the Act.

ARTICLE XV
CONFIDENTIAL INFORMATION

15.1.   Trade Secrets. During the term of this Agreement, the Managers and each Member (each a "Confidential Person"), may develop, have access to or become acquainted with various trade secrets which are owned by the Company and its Affiliates and which are regularly used in the operation of the Company's businesses. A Confidential Person shall not disclose such trade secrets, directly or indirectly, or use them in any way, during the term of this Agreement and for a period of seven (7) years after the date such Confidential Person ceases to be a Confidential Person, except as required in the course of his employment by the Company. All files, contracts, manuals, reports, letters, forms, documents, notes, notebooks, lists, records, data, customer lists, vendor lists, purchase information, designs, computer programs and similar items and information, relating to the business of such entities, whether prepared by the Confidential Person or others, and whether now existing or prepared at a future time, coming into his or her possession shall remain the exclusive property of such entities, and shall not be removed for purposes, other than Company work-related purposes, from the premises where the work of the Company is conducted, except with the prior written authorization by the Company.

15.2.   Confidential Data of Customers. A Confidential Person, in the course of his duties or capacity as a Member, may have access to or become acquainted with financial, accounting, statistical and personal data of customers of the Company and its affiliates. All such data is confidential and shall not be disclosed, directly or indirectly, or used by the Confidential Person in any way, either during the term of this Agreement (except as required in the course of employment by the Company) or at any time thereafter.

15.3.   Confidentiality Program. Each Confidential Person shall take such steps and shall adopt and/or implement such policies and programs as may be necessary to protect and to cause all subordinate employees of the Company to protect the trade secrets and other confidential information of the Company, its affiliates and customers.

15.4.   Continuing Effect. The provisions of this Article XV shall remain in effect after the termination of this Agreement.

ARTICLE XVI
MISCELLANEOUS PROVISIONS

16.1.   Indemnification.

(a)   The Company shall indemnify and hold harmless the Board Members, Managers, officers and Members, and their respective affiliates and their respective officers, directors, employees, agents and principals (individually, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee was involved or may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company, excluding liabilities resulting from such Board Member's, Manager's, officer's, Member's or affiliate's fraud, willful misconduct, criminal conduct, gross negligence or other material breach of this Agreement. This indemnity shall apply to any Board Member, Manager or Member, or offices regardless of whether the Indemnitee continues to be a Board Member, Manager, Member or officer, an affiliate, or an officer, director, employee, agent or principal of the Board Member, Manager or Member at the time any such liability or expense is paid or incurred, to the fullest extent permitted by the Act and all other applicable laws.

(b)   The provisions of this Section 16.1 shall be deemed to be a contract with the Board and the Managers and each Board Member and Manager shall be deemed to be serving in reliance on the provisions of this Section 16.1. Any amendment or repeal of this Section 16.1 or adoption of any provision of the Certificate in the future which has the effect of increasing the liability of the Board or the Managers shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by the Board or the Managers prior thereto.

16.2.   Limitation of Damages. IN NO EVENT SHALL A PARTY BE LIABLE FOR SPECIAL, INCIDENTAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES HEREUNDER, INCLUDING LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT NOTHING IN THIS SECTION 16.2 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF A PARTY RELATED THERETO REGARDING AMOUNTS PAYABLE TO THIRD PARTIES.

16.3.   Notices. Any notice, demand or communication required or permitted to be given by any provision of this Operating Agreement shall be in writing. Any such notice, demand or communication may be given by mail, express package service or facsimile transmission and shall be addressed to Member at the addresses shown in Exhibit A, and/or to the Company at its principal office or to such other address as a party may from time to time designate by notice to the other parties. Any such properly given notice shall be effective on the earliest to occur of receipt, telephone confirmation of receipt of facsimile transmissions, one business day after delivery to a nationally-recognized overnight courier, or five business days after deposit in the mail.

16.4.   Application of Delaware Law. This Operating Agreement, and the application of interpretation hereof, shall be subject to and is governed exclusively by its terms and by the laws of the State of Delaware, and specifically the Act.

16.5.   Waiver of Action for Partition. Each Member irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

16.6.   Amendments. This Operating Agreement and the Certificate may be amended at any time in writing by the holders of a majority of the Percentage Interest at such time, except that (i) no provision regarding the obligations, liabilities or rights of the Board or the Managers may be amended without the consent of the Board or the Managers, as applicable, (ii) no provision that provides that an action requires the consent of the Members holding a majority of the Class A Units may be amended without the consent of such Members and (iii) the following provisions may not be amended without the consent of each Interest Holder affected thereby: the definition of Percentage Interests, Sections 7.1 and 7.2, the tax allocations under Article IX, Section 14.3.

16.7.   Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

16.8.   Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

16.9.   Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

16.10.   Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

16.11.   Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

16.12.   Severability. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

16.13.   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

16.14.   No Third Party Beneficiaries. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any third party who is not a party to this Operating Agreement or an Interest Holder.

16.15.   Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

16.16.   Investment Representations. Each Member understands (i) that the Units issued pursuant to this Operating Agreement have not been registered under the Securities Act of 1933 or any state securities laws (the "Securities Acts") because the Company is issuing these Units in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving a public offering, (ii) that the Company has relied upon the fact that the Units are to be held by each Member for investment, and (iii) that exemption from registration under the Securities Acts might not be available if the Units were acquired by a Member with a view to distribution.

Accordingly, each Member hereby confirms to the Company that such Member (i) is acquiring the Units for such own Member's account, for investment and not with a view to the resale or distribution thereof without complying with an exemption from registration under the Securities Acts and (ii) is an accredited investor as defined in Rule 50 l(a) of Regulation D under the Securities Acts. Each Member agrees not to transfer, sell or offer any the Units unless there is an effective registration or other qualification relating thereto under the Securities Acts or unless the holder of the Units delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under such Securities Acts is not required in connection with such transfer, offer or sale. Each Member understands that the Company is under no obligation to register the Units or to assist such Member in complying with any exemption from registration under the Securities Acts if such Member should at a later date wish to dispose of the Units.

Prior to acquiring the Units, each Member has made an investigation of the Company and its business and the Company has made available to each such Member all information with respect thereto which such Member needed in order to make an informed decision to acquire the Units. Each Member considers himself to be a Person possessing experience and sophistication as an investor with such skills which are adequate for the evaluation of the merits and risks of such Member's investment in the Units.

[signature page follows]

fN WITNESS WHEREOF, the parties hereto have caused their signatures, or have caused the signatures of their duly authorized representatives, to be set forth below on the day and year first above written.

COMPANY:

MicroGen Vet, LLC

kowski
Title: President

CLASS A UNIT MEMBERS:

\L: lj

" mwski, Member

Raymond Ramey, Member

Allen Ridgway, Member

16 11

Kurt Stetn, M, :mbe(-

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CLASS 8 UNIT MEMBERS:

By:

Kurt Domb wski, President of MicroGen Vet, LLC, as Attorney-in-Fact for the Class B Unit Members who have executed and delivered the Operating Agreement Signature Page and in the form of Exhibit B attached hereto.

EXHIBIT A

CLASS A UNITS MEMBERS

Member/Address	Number of Class A Units	Percentage Interest in the Comoany (%)
Kurt Dombkowski 212 Linehan Place Cranberry Township, PA 16066	291.500	57.13%
Raymond Ramey 1108 Woodland Rd Pittsburgh, PA 15237	186,000	36.46 %
Allen Ridgway 7059 Berringer Ct Moon Twp, PA 15108	10,000	1. 96%
Kurt Stein 460 Lincoln Ave Pittsburgh, PA 15202	10,000	1. 96%
Gregg Zemich 107 Sebago Lake Dr Sewickley, PA 15143	2,500	0.49%

CLASS B UNITS MEMBERS

Member/Address	Number of Class B Units	Percentage Interest in the Company(%)
Don Tiger 160 Foxchase Dr. Canonsburg, PA 15317	5,208	1.00%
Jason Prokopik 800 Sugarbush Ridge Zionsville, IN 46077	2,604	0.50%
Thomas M Stein MD 1550 Ingomar Heights Rd Pittsburgh, PA 15237	10,416	2.00%
Gregg Zemich 107 Sebago Lake Dr Sewickley, PA 15143	2,604	0.50%

Operating Agreement
MicroGen Vet, LLC

Joinder Agreement

By executing this signature page, the undersigned hereby agrees to be bound by any and all terms and conditions of the Amended & Restated Operating Agreement, dated April 30, 2018 (the "Operating Agreement"), of MicroGen Vet, LLC, a Delaware limited liability company, as a Class B Units Member. Capitalized terms used herein and not otherwise defined shall have the respective meanings given to such terms in the Operating Agreement.

CLASS B UNITS :MEMBER:

By _____

Name:

Title: